Free Writing Prospectus

Dated September 23, 2025

Filed Pursuant to Rule 433

Registration Statement No. 333-290141

YOU ARE BEING CONTACTED AS FOSSIL (UK) GLOBAL SERVICES LTD BELIEVES THAT YOU ARE A PLAN CREDITOR (AS DEFINED BELOW) AND WILL THEREFORE BE AFFECTED BY THE RESTRUCTURING PLAN (AS DEFINED BELOW) BEING PROPOSED BY FOSSIL (UK) GLOBAL SERVICES LTD THAT WILL BE CONSIDERED BY THE HIGH COURT OF JUSTICE OF ENGLAND AND WALES AT THE CONVENING HEARING EXPECTED TO TAKE PLACE ON 15 OCTOBER 2025.

THE SPECIFIC DETAILS OF THE CONVENING HEARING (INCLUDING CONFIRMATION OF THE LOCATION, DATE AND TIME) WILL BE CONFIRMED TO ALL PLAN CREDITORS IN THE NOTICE OF THE CONVENING HEARING WHICH WILL BE MADE AVAILABLE TO THE PLAN CREDITORS BEFORE THE CONVENING HEARING ON THE PLAN WEBSITE (HTTPS://DM.EPIQ11.COM/FOSSIL) AND VIA DTC’S LEGAL NOTICE SYSTEM.

THE PLAN CREDITORS MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE PLAN, INCLUDING THE MERITS AND RISKS INVOLVED.

THIS PRACTICE STATEMENT LETTER (THIS “LETTER”) CONCERNS MATTERS WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU SHOULD TAKE APPROPRIATE LEGAL ADVICE ON ITS CONTENTS.

THIS LETTER DOES NOT CONSTITUTE AN OFFER OR INVITATION TO ISSUE OR SELL SECURITIES TO ANY PERSON OR ENTITY, OR THE SOLICITATION OF AN OFFER TO ACQUIRE OR BUY SECURITIES, IN ANY JURISDICTION TO OR FROM ANY PERSON WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

THIS LETTER HAS NOT BEEN REVIEWED OR VERIFIED BY ANY RATING AGENCY OR REGULATORY AUTHORITY, INCLUDING THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES. FURTHER, NO RATING AGENCY OR REGULATORY AUTHORITY (INCLUDING THE SEC OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES) HAS OR WILL APPROVE, DISAPPROVE, PASS UPON OR ENDORSE THE MERITS OF THE RESTRUCTURING PLAN OR THE ACCURACY, ADEQUACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS LETTER OR UPON THE MERITS OF THE RESTRUCTURING PLAN BEING PROPOSED BY THE COMPANY. IT IS A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION WHICH IS INCONSISTENT WITH THE TERMS OF THIS PARAGRAPH.

THE SEC HAS NOT APPROVED OR DISAPPROVED OF THE SECURITIES SUBJECT TO THE OFFERING TO WHICH THIS LETTER RELATES NOR HAS THE SEC PASSED UPON THE ADEQUACY OF THIS LETTER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Fossil Group, Inc. (“FGI”) has filed registration statements (including a preliminary prospectus) on Form S-3 and Form S-4 (the “Registration Statements”) with the SEC related to the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus dated 9 September 2025 in the Registration Statements (see Registration Nos. 333-290139 and 333-290141) and other documents FGI has filed with the SEC for more complete information about FGI and the offerings. You may get these documents for free by visiting EDGAR on the SEC website (www.sec.gov). Alternatively, Epiq Corporate Restructuring, LLC (the “Information Agent”) will arrange to send you the preliminary prospectus if you request it by emailing registration@epiqglobal.com (with the subject line to include “Fossil”) or via phone at +1 (646) 362-6336.

In reliance on Rule 162 of the U.S. Securities Act of 1933, as amended, FGI commenced the Exchange Offer (as defined herein) and related transactions thereto on 9 September 2025 prior to the effectiveness of the Registration Statements. Prior to the effectiveness of the Registration Statements, a Noteholder who wishes to be a New Money Participant (as defined herein) may indicate their interest by making a conditional offer to buy First-Out Notes (as defined herein) in accordance with the procedures described in the preliminary prospectus. A conditional offer to buy is not a binding contract between FGI and such Noteholder and such Noteholder’s conditional offer may be withdrawn at any time prior to its acceptance following the Exchange Offer Expiration Time (as defined herein) or the Conditional Expiration Time (as defined in the Registration Statements), as the case may be, at which time it will become binding. No conditional offer to buy may be accepted or confirmed by FGI (or anyone on FGI’s behalf) and no amount of the purchase price thereof may be deposited or delivered until the Registration Statements have been declared effective by the SEC. The offerings to which this communication relate will not be consummated until the Registration Statements are declared effective by the SEC and remain effective.

PRACTICE STATEMENT LETTER

(i)

Fossil (UK) Global Services Ltd

Ashton House, 497 Silbury Boulevard, Milton Keynes

MK9 2LD, England, United Kingdom

(Registered under the laws of the England and Wales with Company Number 16637372)

PRACTICE STATEMENT LETTER

To:	The Bank of New York Mellon Trust Company, N.A. as trustee under the Notes Indenture (as defined below) (the “Notes Trustee”)

To:	The Noteholders (as defined below)

To:	The Depository Trust Company as the depository in respect of the Notes (as defined below) (“DTC”)

To:	Cede & Co. as nominee for DTC and as registered holder of the Notes (“Cede & Co.”)

To:	Epiq Corporate Restructuring, LLC as information agent of the Company (as defined below) (the “Information Agent”)

23 September 2025

THIS LETTER CONCERNS MATTERS WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU MAY THEREFORE WISH TO TAKE APPROPRIATE LEGAL ADVICE ON ITS CONTENTS

Dear Sir/Madam

Proposed restructuring plan in relation to Fossil (UK) Global Services Ltd (the “Company”, “we”) under Part 26A of the UK Companies Act 2006 (as amended) (the “Restructuring Plan”)

1	PURPOSE OF THIS LETTER

1.1

Pursuant to the supplemental indenture in relation to the Notes (as defined below) dated 19 September 2025 (the “Supplemental Indenture”), the Company is a guarantor of the US $150,000,000 7.00% senior unsecured notes due 30 November 2026 (the “Notes”) issued by Fossil Group, Inc. (“FGI”) pursuant to an indenture dated 8 November 2021 and supplemented on 8 November 2021 and registered with the U.S. Securities and Exchange Commission (the “SEC”) (together, the “Notes Indenture”).

1.2	The Company is proposing a restructuring plan under Part 26A of the UK Companies Act 2006 (as amended) in respect of the Notes.

1.3

The Company is sending you this letter (the “Letter”) in accordance with the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) (the “Practice Statement”) issued on 26 June 2020 by the Chancery Division of the High Court of Justice of England and Wales (the “Court”) in relation to the practice to be followed in respect of a restructuring plan proposed between a company and its creditors.

1.4

You (“you”) have received this Letter because we believe you are a holder of the Notes (a “Noteholder”), a creditor of the Company in respect of the Notes or a Noteholder who has a beneficial interest in the Notes and who is the owner of the ultimate economic interest in the Notes (the latter being a “Plan Creditor”) and may therefore be affected by and entitled to vote on the Restructuring Plan.

1.5	The purpose of this Letter is to inform you of:

(a)	the Company’s intention formally to propose the Restructuring Plan to the Plan Creditors;

(b)

the background to, and the proposed objectives of the Restructuring Plan and an outline of its terms and effects (Sections 3 (Background to the Group), 4 (The Group’s Financial Difficulties), 5 (Creditors’ Support and Restructuring Overview) and 6 (Purpose of the Restructuring Plan));

(c)

the reasons why the Company has proposed the Restructuring Plan to the Plan Creditors (Sections 6 (Purpose of the Restructuring Plan), 7 (Consequences of a Failure of the Restructuring Plan) and 8 (Proposal of the Plan));

(d)

the Company’s intention to apply to the Court at a hearing to be held on 15 October 2025 (the “Convening Hearing”) for permission to convene a single meeting of Plan Creditors (the “Plan Meeting”) for the purpose of considering and, if thought fit, approving the Restructuring Plan (Sections 11 (Convening Hearing) and 18 (Next Steps and Key Dates));

(e)

the intended composition of the single class of Plan Creditors for the purpose of voting on the Restructuring Plan at the Plan Meeting (Sections 13 (The Plan Meeting and Voting) and 14 (Proposed Class Constitution of Plan Creditors));

(f)	the reasons why the Company considers that the Court has jurisdiction in relation to the Restructuring Plan (Section 15 (Jurisdiction, Exercise of Jurisdiction and Recognition));

(g)	the next steps and actions required of the Plan Creditors (Section 18 (Next Steps and Key Dates)); and

(h)	how you may make further enquiries and obtain additional information relating to the Restructuring Plan (Sections 19 (Retail Advocate) and 20 (Contact Details and Further Information)).

1.6	This Letter is being made available to the Plan Creditors by:

(a)

electronic copy at https://dm.epiq11.com/fossil or such alternative or replacement website as may be notified to Plan Creditors from time to time (the “Plan Website”). Plan Creditors may view and download documents relating to the Restructuring Plan from the Plan Website once they have registered on the Plan Website. In order to register on the Plan Website and access the documents available on it, Plan Creditors will require a username and password. The username and password can be obtained by contacting the Information Agent using the details set out in Section 20 (Contact Details and Further Information) below;

(b)	the Information Agent making a copy of this Letter available to Noteholders via DTC’s Legal Notice System;

(c)	electronic copy by visiting EDGAR on the SEC website at www.sec.gov; and

(d)

upon request via the Information Agent, arranging for a hard copy of this Letter to be delivered to the Plan Creditor that requested it, free of charge and to the address as provided by such Plan Creditor.

1.7

This Letter contains a summary of the key terms of the proposed Restructuring Plan. This Letter is not intended to create any legally binding obligations on any person including, without limitation, the Company, any other member of the Group (as defined below) or the Noteholders. In particular, any terms of the Restructuring Plan summarised in this Letter are for information purposes only and may be subject to clarification or amendment.

1.8	The availability of this Letter is also being advertised in the Financial Times (United Kingdom and International Editions) and The New York Times.

1.9

Capitalised terms used but not defined in this Letter shall have the meaning given to them in Schedule 1 (Definitions and Interpretation). Unless otherwise stated, all monetary amounts referred to in this Letter are designated in United States dollars.

2	WHAT IS A RESTRUCTURING PLAN?

2.1	The arrangements in respect of the Plan Creditors are proposed to be effected by way of a restructuring plan.

2.2

A restructuring plan is a statutory procedure under the laws of England and Wales pursuant to Part 26A of the Companies Act 2006 (as amended) which allows a company to agree to a compromise or arrangement with its creditors (or one or more classes of its creditors), and, if the plan becomes effective, its terms will bind the company and all relevant creditors. This includes those creditors who did not vote or who voted against the restructuring plan, including any non-consenting or opposing minority creditors whose rights are compromised by the arrangement and, in each case, their successors and assigns.

2.3

A restructuring plan may be proposed by a company that has encountered, or is likely to encounter, financial difficulties that are affecting, or may affect, its ability to carry on business as a going concern. A restructuring plan should have the purpose of eliminating, reducing, preventing or mitigating the effect of any of the financial difficulties faced by the proposing company.

2.4	If the Court is satisfied at the convening hearing of the following, the Court will order the plan meeting or meetings for the relevant class or classes of creditors to be convened:

(a)	the Court has jurisdiction in relation to the proposed restructuring plan;

(b)	the proposed restructuring plan has a prospect of being approved by creditors, and

(c)	the proposed class or classes of plan creditors have been correctly constituted for voting purposes.

2.5	A restructuring plan will take effect between a company and its creditors (or the relevant class or classes of creditors) and become binding on all the creditors to whom it applies if it is:

(a)	either:

(i)	approved by at least 75% in value of the creditors present and voting (in person or by proxy) in one or more class(es) at each meeting convened to consider the restructuring plan; or

(ii)	not approved by at least 75% in value of the creditors present and voting (in person or by proxy) in one or more class(es) at the relevant meeting convened to consider the restructuring plan, but:

(A)

the Court is satisfied that, if it were to sanction the restructuring plan, none of the members of any dissenting class would be any worse off than they would be under the relevant alternative to the restructuring plan; and

(B)

the restructuring plan has been approved by a number representing at least 75% in value of at least one class of creditors present and voting (either in person or by proxy) at a plan meeting who would receive payment or have a genuine economic interest in the plan company in the event of the relevant alternative to the restructuring plan;

(b)	the restructuring plan is sanctioned at the judge’s discretion by the Court (or another court of England and Wales) at the sanction hearing; and

(c)	an official copy of the order sanctioning the restructuring plan is delivered to the Registrar of Companies for England and Wales for registration.

2.6

A restructuring plan cannot be sanctioned by the Court unless the Court is satisfied that, among other things, the relevant provisions of Part 26A of the Companies Act 2006 (as amended) have been complied with, the restructuring plan is in all circumstances fair and reasonable, and the classes of creditors and/or members voting in respect of the restructuring plan have been properly constituted.

3	BACKGROUND TO THE GROUP

The Company

3.1

The Company was incorporated in England and Wales as a private limited liability company on 8 August 2025 and is an indirect subsidiary of FGI, the issuer of the Notes. The Company has no material assets. As at the date of this Letter, the Company’s entire issued and outstanding share capital is held by Fossil (UK) Limited.

3.2

The Company was incorporated for the purpose of promoting the Restructuring Plan to enable the restructuring of the Notes on the terms outlined in this Letter as well as enabling the injection of new money into the Group (defined below) (together, the “Notes Restructuring”). On 19 September 2025, through entry into the Supplemental Indenture with the Notes Trustee, the Company became a guarantor of the Notes. The Company has also entered into a deed of contribution on 21 September 2025 pursuant to which the Company has undertaken in favour of FGI to contribute to any amounts that are paid by FGI towards the obligations under the Notes (the “Deed of Contribution”). The Deed of Contribution will result in FGI having rights of contribution against the Company. As a result, the Company would not be able to effectively obtain a release or variation of the Plan Creditors’ rights against it in respect of the Notes without also releasing or varying the Plan Creditors’ rights against FGI.

3.3

On 9 September 2025, pursuant to the Registration Statements (copies of which are available on the Plan Website and by visiting EDGAR on the SEC website at www.sec.gov), FGI launched the Exchange Offer (defined and described in further detail below in paragraph 5.2 (The TSA (in relation to the Notes Restructuring and to secure additional funding))). The Exchange Offer contains a condition whereby if at least 90% of the aggregate principal amount of the Notes are tendered as part of the Exchange Offer and by the Supporting Holders pursuant to the TSA (as defined in paragraph 4.13 (Group’s efforts to find a solution to its financing difficulties)) (the “Minimum Tender Condition”) and all other conditions to completing the Exchange Offer without the Restructuring Plan are satisfied or waived by 5:00 p.m. New York City time on 7 October 2025 (the “Exchange Offer Expiration Time”), the Exchange Offer would be successful and the Notes Restructuring will be implemented without the Restructuring Plan. However, if the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) is not satisfied or waived by that deadline, the Exchange Transactions will fail. Accordingly, the Company is proposing the Restructuring Plan as an alternative means of implementing the Notes Restructuring on substantially the same terms as the Exchange Transactions if the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) has not been satisfied or waived by that deadline.

3.4

As soon as practicable following the Exchange Offer Expiration Time through publication on the Plan Website, notification through DTC’s Legal Notice System and, to the extent necessary under SEC rules, electronic copy by posting on EDGAR on the SEC website at www.sec.gov, the Company will issue a letter to all Plan Creditors notifying them that the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) has not been satisfied or waived and that the Company intends to proceed with implementation of the Restructuring Plan.

The Group

3.5

The Fossil group (the “Group”) consists of FGI and its direct and indirect subsidiaries, including the Company. The ordinary shares of FGI and the Notes are publicly listed on the NASDAQ Global Select Market under the symbols “FOSL” and “FOSLL”, respectively. Plan Creditors can obtain further information on FGI, including financial information from NASDAQ at https://nasdaq.com/market-activity/stocks/FOSL.

3.6

The Group was founded in 1984 and is headquartered in Richardson, Texas, with manufacturing facilities in India and operating companies in over 20 countries. The Group is a design, innovation and distribution company specialising in consumer fashion accessories, and its principal offerings include an extensive line of men’s and women’s fashion watches, jewellery, handbags, small leather goods, belts and sunglasses. The Group designs, develops, markets and distributes both its own brands, including FOSSIL, SKAGEN and MICHELE, in addition to certain licensed brands.

3.7

The Group’s products are sold across approximately 130 countries worldwide through 27 Group-owned sales subsidiaries and through a network of 63 independent distributors. The network of Group-owned stores includes 95 retail stores and 119 outlet stores primarily operated under the FOSSIL brand as of 5 July 2025. In certain international markets, the Group’s products are also sold online and through licensed and franchised FOSSIL retail stores, retail concessions operated by the Group and kiosks. The Group also operates stores under the WATCH STATION and WSI brands, in which they offer certain of their owned and licensed brand products to curate a collection of designer watches and jewellery for women and men. The Group offers online and in-store experiences in the United States, Europe and Asia.

3.8

The Group operates in the UK through Fossil (UK) Holdings Limited and Fossil (UK) Limited. The Company is a wholly owned subsidiary of Fossil (UK) Limited. The Group’s UK sales are generated through wholesaler distributors and direct to consumer sales. In particular, the Group currently operates two (2) full price stores and nine (9) outlet stores in the UK and facilitates sales in the UK through its own websites. As at financial year end 2024, net sales in the UK segment accounted for GBP £30.7 million, which is equal to 3.4% of the Group’s consolidated revenue.

Financing Structure

3.9	As of the date of this Letter, the principal debt facilities of the Group are provided under:

(a)

a US $150,000,000 senior secured asset based revolving credit facility (the “New ABL Facility”) dated as of 13 August 2025 entered into by and among FGI and certain other Group companies, ACF FINCO I LP, as administrative agent, and the lenders from time to time party thereto, governed by New York law and maturing on 13 August 2030 (subject to a springing maturity if any indebtedness in excess of US $15 million is outstanding on the date that is the 91st day prior to the scheduled maturity date of such indebtedness); and

(b)	the Notes.

3.10	Whilst the New ABL Facility benefits from a security package granted in favour of the lenders from time to time under the New ABL Facility, the Notes are currently unsecured.

3.11	The Restructuring Plan only relates to the Notes and will not affect the rights of the creditors under the New ABL Facility.

4	THE GROUP’S FINANCIAL DIFFICULTIES

4.1

As a consequence of a challenging global macro environment, the Group and its business have been experiencing slower consumer demand for the Group’s products, which has resulted in the Group having incurred losses and negative cash flow in recent fiscal years. In 2022, the business generated approximately US $1.7 billion in sales and had a net income (loss) of approximately US -$44 million. By 2024, sales had declined to US $1.1 billion and net income (loss) expanded to approximately US -$106 million. Further, during that time, the business used more than US $100 million in cash from operating activities.

4.2

In an effort to return the Group to profitability, in early 2023, the Group initiated its Transform and Grow plan, which focused on an operational restructuring of the Group. In 2024, the Group expanded the restructuring efforts to include strategic review of its business model and capital structure and began to explore additional debt and equity financing options. As part of this process, FGI formed a new committee and, in September 2024, appointed a new Chief Executive Officer and member of the board of directors of FGI, Franco Fogliato, to implement the strategic review and create a plan to return the Group to profitable growth (the “Turnaround Plan”). The Group also appointed a new Chief Financial Officer, Randy Greben in March 2025 and Pamela Edwards and Wendy Schoppert as independent directors to FGI’s board in May 2025.

4.3

The implementation of the Turnaround Plan generally has been positive for the Group’s trading performance. However, the Group continues to operate in a challenging environment (including in relation to tariff uncertainty) and therefore required additional liquidity and a longer-term solution to address upcoming debt maturities in relation to its liabilities as they existed at the initiation of the Turnaround Plan, being the Notes and the US $275 million senior secured asset based revolving credit facility dated 26 September 2019 entered into by and among FGI and certain other Group companies, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto (the “JPM ABL Facility”).

4.4	The JPM ABL Facility was due to mature on 7 November 2027. The Notes are due for redemption on 30 November 2026.

4.5

As explained in further detail below, the New ABL Facility was entered into on 13 August 2025 and replaced the JPM ABL Facility (see paragraphs 4.13 (Group’s efforts to find a solution to its financial difficulties) and 5.4 (The TSA (in relation to the Notes Restructuring and to secure additional funding)) below for further detail in relation to the refinancing of the JPM ABL Facility).

4.6

While it was originally intended that the New ABL Facility and the Notes Restructuring would be completed simultaneously, the New ABL Facility was entered into prior to the Notes Restructuring in order to support the Group’s immediate short-term liquidity needs by providing the additional funding the Group required to navigate through a period of tight liquidity in September 2025. This, in turn, has facilitated the Notes Restructuring as set out in this Letter.

4.7

However, while the New ABL Facility delivered a solution to the Group’s short-term funding needs, the it is not a complete long-term funding solution for the business. In practice, of the US $150 million facility, only US $101 million is freely available (post-implementation of the Restructuring Plan) following the deduction of required reserves under the terms of the New ABL Facility relating to certain key business operations, including rent, taxes and pensions, and to satisfy a springing covenant (if triggered).

4.8

Further, the New ABL Facility uses inventory as collateral, allowing the Group to borrow against the value of its inventory at any given time. As a cyclical business, with approximately 40% of sales occurring between October and December and significant cash requirements throughout the remaining year as the business prepares for the holiday season in the western world, the Group’s ability to borrow under the New ABL Facility is therefore restricted by its fluctuating inventory levels. As a result, the US $101 million available under the New ABL Facility will not be available for a significant portion of the year as inventory levels drop following Christmas until the Group increases production again.

4.9

The Group therefore requires additional liquidity to support it on an ongoing basis, in particular to bridge any gaps during times of low inventory and high operational costs as the Group increases production ahead of the October to December period. Management estimates that the US $32.5 million in additional liquidity is necessary.

4.10

To support operations, the Group requires a minimum level of operating cash of US $58 million to maintain normal business operations on a monthly basis. The US $58 million represents the cash required to fund basic business operations, such as payroll, rent, inventory, utilities and certain regulatory requirements (such as taxes) across the over 30 jurisdictions in which the Group operates. It also is comprised of certain restricted cash balances, for example cash in jurisdictions where repatriation of cash is complex (e.g. China) and reflects the requirement to maintain minimum deposit levels for security purposes under the New ABL Facility. Falling below US $58 million of available cash for even one week would stall the Group’s business operations.

4.11

Management’s current projections indicate that without the advancement of the US $32.5 million of New Money (as defined below in paragraph 5.9 (New Money Offering and Backstop Commitments)) as a result of the successful implementation of the Restructuring Plan, the Group will not be able to stay above the US $58 million threshold. In particular, management projects that available cash will drop to US $56.5 million in September 2026 (as a result of the Group’s investment in inventory ahead of the western holiday season). Therefore, absent the New Money, there would not be continued funding under the New ABL Facility (which is conditional on the successful implementation of the Restructuring Plan as explained at paragraph 4.12(e) below) such that the Group would have insufficient cash to support the basic business operations and continue to invest in the Turnaround Plan. It would also be unable to meet minimum cash requirements in local operations or satisfy the restructuring costs attributable to this process.

4.12

Further, the Notes are due for redemption on 30 November 2026. Absent the successful implementation of the Restructuring Plan, the Group’s management believes that the Group will have insufficient liquidity to redeem the Notes as it has not been able to refinance them in the open market. As a result, the Group’s management believes that, without a solution to refinance the Notes, the Group’s third quarter 2025 10-Q, which becomes due on 13 November 2025, will include a “going concern” disclosure. Such statement would mean that there is substantial doubt about the Group’s ability to continue as a going concern for a period of 12 months from the issuance date of the unaudited financial statements. The Group’s management believes that any such statement would cause reputational damage and be value destructive, negatively impacting the Group’s business and operations and impairing the effectiveness of the Turnaround Plan. In particular, absent the sanction of the Restructuring Plan:

(a)

as the Group’s business is cyclical, management believes that the timing of the disclosure (in November ahead of the western holiday season which is typically the Group’s most profitable period) will likely impact: (i) consumer confidence, which has the potential to have a negative impact on consumers’ demand for the Group’s products; as well as (ii) supplier support and confidence, both of which are key to the viability of the Group’s business and its ability to generate positive income. In response to a “going concern” disclosure, suppliers are likely to tighten credit terms, which will likely trigger disruptions, including product stoppages, decreased product delivery and this is likely to increase financial instability for the business;

(b)

management believes that the Group’s credit insurance provider is likely to withdraw or reduce credit insurance coverage upon a “going concern” disclosure, as this action is a standard risk-management practice;

(c)

management also believes that a going concern statement will increase the financial instability and exacerbate the risk that the Group may not be able to meet its deferred license payments. If the Group fails to do so, a termination right under the key licence agreements will arise. The Group has deferred licence payments due under certain of its key licence contracts from the second quarter to the third quarter 2025 and absent the sanction of the Restructuring Plan, the Group remains concerned in its continued ability to satisfy those payments due in the normal course of business;

(d)	key suppliers would likely require more stringent payment terms, which would materially impact liquidity;

(e)

continued funding under the New ABL Facility is conditional upon the successful implementation of the Restructuring Plan in circumstances where the Minimum Tender Condition has not been met. In particular, an event of default will occur under the New ABL Facility if the Sanction Hearing (as defined below in paragraph 18.4) does not occur on or before 12 December 2025. If that milestone is not extended or waived, the occurrence of an event of default will permit the lenders under the New ABL Facility to terminate the commitments thereunder, accelerate the US $21 million currently drawn and draw stop the New ABL Facility, which will impair the Group’s access to necessary liquidity;

(f)	a “going concern” statement would make it more difficult for the Group to attract and retain key employees; and

(g)

as the Group has already extended or amended lease terms with its landlords and other third parties and it may need to do so again, a “going concern” statement would make it more difficult for the Group to negotiate improved terms.

Group’s efforts to find a solution to its financial difficulties

4.13

As part of the Turnaround Plan, in August 2024, the Group engaged the international investment bank and advisory firm, Evercore Group LLC (“Evercore”) to assist in pursuing initiatives to procure additional funding and address upcoming debt maturities in relation to its existing liabilities at the time, being the Notes and JPM ABL Facility, including ways to: (i) monetise non-core assets; (ii) ensure a full or partial refinancing of the Notes and the JPM ABL Facility; and (iii) secure additional funding either on junior or senior priority terms. In that context, Evercore undertook a robust marketing process aimed at finding a comprehensive solution for the Notes, the JPM ABL Facility and the Group’s additional liquidity needs. In particular:

(a)	In December 2024, the Group began exploring the potential sale of three (3) specific non-core brands to be disposed of collectively or separately. Evercore approached over twenty-five

(25) institutions, comprising of a range of strategic parties in the watch/jewellery space, brand aggregators/licensors and other financial investors. Whilst nine (9) parties received the long-form brand marketing materials following the initial outreach by Evercore, only five (5) parties submitted first round bids. While an offer for one (1) brand has been received, the sale remains uncertain.

(b)	The Group began exploring separate refinancing solutions for both the Notes and the JPM ABL Facility in January 2025. This involved Evercore approaching:

(i)	in relation to the JPM ABL Facility, the lenders under the JPM ABL Facility and subsequently over thirty (30) other institutions, comprising a range of private credit funds and commercial banks; and

(ii)

in relation to the Notes, nineteen (19) institutions comprising a range of private credit funds, bond investors and distressed debt investors, as well as two of the largest Noteholders: (A) HG Vora Capital Management, LLC (“HG Vora”); and (B) Nantahala Capital Management, LLC (“Nantahala”).

(iii)	In relation to the JPM ABL Facility:

(A)	The Group initially approached the existing lenders under the JPM ABL Facility to explore a potential extension and amendment thereof, however, they were unable to come to an agreement on terms.

(B)

Following failure to agree terms with the existing lenders under the JPM ABL Facility, Evercore subsequently approached thirty-two (32) other institutions. Of these, nine (9) parties expressed initial interest in refinancing the JPM ABL Facility.

(C)

These discussions ultimately culminated in the Group entering into the New ABL Facility on 13 August 2025, with certain Ares Management Credit funds. The Group refinanced in full all outstanding claims under the JPM ABL Facility in cash at closing on 13 August 2025, with the New ABL Facility being used to provide controlled access to additional funding for the Group.

(iv)	In relation to the Notes:

(A)

Evercore reached out to nineteen (19) institutions, comprising a range of private credit funds, bond investors and distressed debt investors to explore a new money financing, or a partial or full refinancing of the Notes on a wide range of terms. Only one party submitted an indicative, non-binding offer to Evercore. This offer would have provided new money and partially refinanced the Notes, however, it would still have required an extension of the remaining Notes balance and was subsequently withdrawn by the relevant party following initial diligence.

In parallel, Evercore also approached HG Vora in an effort to negotiate a potential extension of the Notes. Those negotiations progressed to discussions relating to a consensual restructuring of the Notes as well as the provision of additional funding to meet the funding needs identified in paragraphs 4.9 and 4.10 (The Group’s Financial Difficulties) above as HG Vora was only willing to agree to a consensual extension of the term of the Notes on the condition that there was also a solution to such additional funding needs of the Group. Their view was that the Group needed both the New Money and a maturity extension in order to provide the Group with sufficient liquidity and time to execute the Turnaround Plan. HG Vora and the Group continued to explore additional capital options and sources and, in June 2025, the Group and HG Vora began to include Nantahala in the negotiations. Negotiations culminated in HG Vora, Nantahala and certain members of the Group, including the Company, entering into a transaction support agreement (the “TSA”) on 13 August 2025 to implement the Notes Restructuring (including the provision (directly and through a backstop) of US

$32.5 million of additional funding in order to satisfy the minimum additional funding requirements of the Group). See Section 5 (Creditors’ Support and Restructuring Overview) below for further details.

4.14

Due to the Group’s improved trading performance in the intervening period since Evercore’s initial outreach to identify a comprehensive solution to the Group’s financial difficulties, in August 2025, in accordance with the permissions set out in the TSA, the Group instructed Evercore to go back to market to solicit alternative financing proposals to ensure that the transactions set out in the TSA represent the best holistic option available to FGI, the Company and the Noteholders in relation to the Notes Restructuring and the provision of the New Money (as defined below). Accordingly, following signing of the TSA, Evercore reached out to more than twenty-five (25) institutions, comprising a range of private credit funds, bond investors and distressed debt investors, requesting financing proposals to fully refinance the Notes and support the Group’s go-forward liquidity needs on a going concern and post-restructuring basis (the “Market Testing”). These institutions included eighteen (18) of the institutions that were previously approached by Evercore in early 2025 as part of the marketing exercise pursued in parallel with negotiations with the parties to the TSA. Such alternative financing proposals were an attempt by the Group to source improved economic terms for itself and all Noteholders, avoid possible hold-outs to the Exchange Offer and mitigate the requirement for the Restructuring Plan. The Market Testing was also conducted on the basis that the Notes would need to be refinanced, as the original outreach earlier this year proved that there was no other implementable solution and the Noteholders’ consent is required to approve the amendments pursuant to the Consent Solicitation to change the governing law (defined and described in further detail below in paragraphs 5.6 and 5.7 (Company as Guarantor of the Notes and Change of Governing Law and Jurisdiction)) and support the implementation of the Restructuring Plan. Indicative financing proposals were requested by 12 September 2025 with an agreement in principle between the prospective financing party and the Group targeted for the first week of October 2025. No indicative financing proposal has been received by the Group that offered better terms for the Group and for Noteholders than those offered under the TSA and the Notes Restructuring.

4.15

As explained above, the Group and its advisers considered multiple different transaction structures and implementation methodologies to address the Group’s financial difficulties. Ultimately, the Group concluded that the transactions proposed in accordance with the TSA under the Plan Documents (see paragraph 18.6 (Plan Documents) for further detail) represent the best option available to the Group to facilitate the Notes Restructuring.

4.16	The success of the Turnaround Plan and the future viability of the Group is contingent upon a successful implementation of the Notes Restructuring.

5	CREDITORS’ SUPPORT AND RESTRUCTURING OVERVIEW

The TSA (in relation to the Notes Restructuring and to secure additional funding)

5.1

As explained above, earlier this year the Group commenced negotiations with HG Vora and Nantahala (the “Supporting Holders”) which culminated in entry into the TSA. As at the date of this Letter, the Supporting Holders together hold approximately 60% of the aggregate principal amount of the Notes.

5.2

The TSA contemplates, among other things, that the Notes Restructuring will be implemented by way of a combination of: (i) the New Money Offering (as defined and described below); (ii) the Consent Solicitation (as defined and described below); (iii) a private exchange with the Supporting Holders (the “Private Exchange”); (iv) an SEC-registered exchange offering (the “Exchange Offer”) to all Noteholders other than the Supporting Holders (the Private Exchange and the Exchange Offer, together comprising the “Exchange Transactions”); (v) the issuance of warrants to purchase Common Stock or pre-funded warrants to purchase Common Stock to all Noteholders that participate in the Exchange Transactions; (vi) the Backstop Commitment (as defined and described below); and (vii) if the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) is not satisfied or waived by the Exchange Offer Expiration Time, the Restructuring Plan.

5.3	The Supporting Holders have agreed, among other things, and subject to certain conditions, to:

(a)	participate in the Private Exchange;

(b)	participate in the Consent Solicitation;

(c)

use commercially reasonable efforts to take the steps reasonably necessary to support the Notes Restructuring, act in good faith and take any and all actions or steps, or cause to be taken all actions or steps, reasonably necessary in order to support, facilitate, implement and/or consummate the Notes Restructuring in a manner consistent with the TSA, as promptly as practicable, and in any event, no later than 30 December 2025 (defined as the “Outside Date” in the TSA), including, without limitation, by taking any reasonable action contemplated by the TSA to facilitate the implementation and consummation of the Notes Restructuring and refraining from taking any actions inconsistent with, and not failing or omitting to take any action that is required by the TSA;

(d)	negotiate in good faith and timely execute all agreements related to or otherwise to implement, effectuate, or govern the Notes Restructuring;

(e)	not object to or otherwise take actions to interfere with the Notes Restructuring;

(f)

validly and timely submit, and not withdraw, change, amend or revoke (including through its nominee or custodian on behalf of itself) any means of voting or participating in the Notes Restructuring with respect to all of their respective claims against FGI and/or the Company now owned or hereafter acquired by the Supporting Holders;

(g)	provide the Backstop Commitment; and

(h)	attend the relevant meeting(s) by proxy and cast all of their votes in respect of their Notes in favour of the Restructuring Plan and any amendment or modification made in accordance with the TSA.

5.4

Entry into the TSA facilitated the contemporaneous refinancing of the JPM ABL Facility and entry into the New ABL Facility. While it had originally been envisaged that the New ABL Facility would be entered into at the same time as the successful implementation of the Notes Restructuring, as explained above in paragraph 4.6 (The Group’s Financial Difficulties), the Group required access to the New ABL Facility to meet its ongoing liquidity requirements in order to navigate through a period of tight liquidity in September 2025. Accordingly, the lenders under the New ABL Facility agreed to enter into the New ABL Facility and provide the funding required to refinance the JPM ABL Facility and the funding required to navigate the September 2025 liquidity trough prior to successful implementation of the Notes Restructuring. The Group’s access to the remaining funds under the New ABL Facility remains conditional upon successful implementation of the Notes Restructuring.

5.5

The Exchange Offer was launched on 9 September 2025. If the Exchange Transactions do not garner sufficient tenders of the Notes to be able to implement the Notes Restructuring, without the Restructuring Plan, by the Exchange Offer Expiration Time (being by 5:00 p.m. New York City time on 7 October 2025), then the Notes Restructuring will (subject to sanction being obtained from the Court) be implemented by the Restructuring Plan.

Company as Guarantor of the Notes and Change of Governing Law and Jurisdiction

5.6

For the purposes of promoting the overall restructuring of the Group as part of the Turnaround Plan and utilising the restructuring plan process in England, the TSA also provided that, as preliminary steps to launching the Restructuring Plan:

(a)

the Company would: (i) accede as a guarantor under the terms of the Notes through entry into the Supplemental Indenture with the Notes Trustee; and (ii) enter into the Deed of Contribution (as described in further detail in Section 15 (Jurisdiction, Exercise of Jurisdiction and Recognition) below). Pursuant to the Supplemental Indenture, the Company became a guarantor under the Notes on 19 September 2025; and

(b)

the governing law and jurisdiction clauses of the Notes would be amended prior to the Convening Hearing to change the governing law of the Notes from New York law to English law (the “Governing Law Change”) and to submit to the exclusive jurisdiction of the courts of England and Wales.

5.7

To effect the Governing Law Change, on 9 September 2025, in parallel with the launch of the Exchange Offer, FGI solicited consents (the “Consent Solicitation”) from Noteholders through a public consent solicitation. Following the successful Consent Solicitation, the Company will enter into a further supplemental indenture with the Notes Trustee effectuating the Governing Law Change described above if the Restructuring Plan is required. As part of the Consent Solicitation processes with the Noteholders, it was expressly disclosed that the purpose of the Governing Law Change was to strengthen the connection to the English jurisdiction for the purposes of implementing the Notes Restructuring by way of the Restructuring Plan.

Key Features of the Notes Restructuring as implemented via the Restructuring Plan

5.8

The principal terms of the Notes Restructuring as agreed between the Group and the Supporting Holders are contained in the term sheet appended to the TSA and attached as an exhibit to the Form 8-K filed by FGI with the SEC on 14 August 2025. Such terms are summarised below.

New Money Offering and Backstop Commitments

5.9

Pursuant to the TSA, the Group received commitments (the “Backstop Commitment”) from certain holders or beneficial holders of, or nominees, investment advisors, sub-advisors, or managers of discretionary accounts or funds that hold or beneficially hold, Notes on behalf of the Supporting Holders (each a “Backstop Provider”) to subscribe for First-Out Notes (as defined in paragraph 5.14 (Satisfaction in full of the Notes) below) in an aggregate principal amount up to US $32.5 million (the “New Money”). The Backstop Commitments of the Backstop Providers may be subsequently reduced to the extent that other Noteholders elect to participate in the New Money Offering (as described at paragraph 5.14 (Satisfaction in full of the Notes) below). As consideration for the Backstop Commitment, FGI will pay the Backstop Providers a backstop premium (the “Backstop Premium”) of US $1.625 million principal amount of First-Out Notes. The provision of the New Money is subject to the implementation of the Restructuring Plan, the provision of the agreed collateral for the New Notes (as defined below) and other customary conditions set out in the TSA. The Backstop Premium will be payable on the Completion Date and will only be paid if the Notes Restructuring is implemented (whether by means of the Restructuring Plan or the Exchange Transactions).

5.10

All Noteholders will be afforded the opportunity to subscribe for their pro rata allocation of the New Money Offering at a price equal to US $1.00 for each US $1.00 face value of new First-Out Notes (the “New Money Offering”).

5.11

Additionally, and as addressed in paragraph 5.14 (Satisfaction in full of the Notes) below, Noteholders that choose to subscribe for and purchase their pro rata portion of First-Out Notes as part of the New Money Offering (each such Noteholder being a “New Money Participant”) will be entitled to exchange their Notes for First-Out Notes as part of the Restructuring Plan.

5.12

New Money Participants will also receive a premium, at no additional cost, paid in common stock of FGI (such common stock having a par value of US $0.01 per share) (“Common Stock”) in an amount equal to one share of Common Stock for every US $34.06 of First-Out Notes subscribed for or purchased (the “New Money Premium”). The New Money Premium will be payable on the Completion Date and will only be paid if the Notes Restructuring is implemented (whether by means of the Restructuring Plan or the Exchange Transactions).

5.13	There is no obligation for Plan Creditors to provide the New Money.

Satisfaction in full of the Notes

5.14

The Restructuring Plan will provide that all outstanding Notes (including all accrued and unpaid interest thereon, if any) will be deemed to have been paid or otherwise satisfied in full and released both against the Company as well as FGI. In exchange, Noteholders will be provided with New Notes (see paragraph (a) (New Notes) below for further detail) and Warrants (see paragraph (b) (Warrants) below for further detail).

(a)	New Notes

(i)	Noteholders will be given one of the following (together, the “New Notes”) depending on whether the relevant Noteholder is a New Money Participant:

(A)

Noteholders that are New Money Participants will be provided with new 9.500% first-out first lien senior secured notes maturing on 1 January 2029 (the “First-Out Notes”) in equal face amount to their outstanding Notes provided that they have subscribed for their pro rata allocation of the New Money Offering based upon the aggregate principal amount of Notes held by such Noteholder in comparison to the total aggregate principal amount of Notes outstanding (the “Required Subscription Amount”);[1] or

(B)

Noteholders that are not New Money Participants will be provided with new 7.500% second-out second lien senior secured notes maturing on 30 June 2029 (the “Second-Out Notes”) in equal face amount to their outstanding Notes in the event that they have not subscribed for their Required Subscription Amount.

(ii)

Accordingly, the First-Out Notes will only be available to New Money Participants. All Noteholders who do not fund their pro rata portion of the New Money Offering shall receive Second-Out Notes in full satisfaction of their claim in relation to the Notes.

(iii)

Compared to the outstanding Notes, the New Notes will have later principal repayment dates in order to create a stable platform upon which the Group can target and exercise its Turnaround Plan. The maturity dates of the First-Out Notes and the Second-Out Notes differ, with the maturity of the First-Out Notes (1 January 2029) being six months earlier than the maturity of the Second-Out Notes (30 June 2029).

(iv)

The interest on the First-Out Notes and the Second-Out Notes will accrue on a cash pay per annum basis. The interest rates of the New Notes were negotiated at arm’s length between FGI and the Supporting Holders as part of the commercial discussions which culminated in the TSA. Whilst the Second-Out Notes incur a 0.5% per annum increase in coupon compared to the coupon under the Notes, this coupon is 2% per annum less than the coupon on the First-Out Notes. Notwithstanding this difference, the Company has concluded that: (i) the terms and conditions of the New Notes have been negotiated at arm’s length and on market terms (which is supported by the Market Testing conducted by Evercore) and the fact that the Group was unable to obtain more advantageous financing terms in the market pursuant to the Market Testing (see paragraph 4.14 (Group’s efforts to find a solution to its financing difficulties) above); and (ii) all Plan Creditors have been offered the opportunity to subscribe for their pro rata allocation of First-Out Notes by means of the New Money Offering regardless of whether they acceded to the TSA or otherwise vote in favour of the Restructuring Plan.

[1]

For example, a Noteholder who holds 4,000 Notes with an aggregate principal amount of US $100,000 owns 0.067% of the total aggregate principal amount of Notes outstanding and, therefore, has a Required Subscription Amount of US $21,666 (representing such Noteholder’s 0.067% pro rata portion of the US $32.5 million of First-Out Notes pursuant to the New Money Offering, rounded down to the nearest whole dollar)

(v)

The New Notes will benefit from guarantees and security from certain Group companies. The First-Out Notes shall be granted first lien security and the Second-Out Notes shall be granted second lien security, in each case, on the Notes Priority Collateral (as defined therein) and second lien security and third lien security, respectively, in respect of the ABL Priority Collateral (as defined therein). Otherwise, the New Notes will benefit from the same collateral as the New ABL Facility, subject to a prioritised security structure set out in a New York governed intercreditor agreement to be entered into between the lenders under the New ABL Facility and the respective collateral agent for the New Notes (the “ABL Intercreditor Agreement”).

(vi)

The ABL Intercreditor Agreement will be entered into to govern the enforcement of collateral and the waterfall for the distribution of enforcement proceeds among the different classes of creditors of, inter alia, FGI and the relevant members of the Group. Under the ABL Intercreditor Agreement, subject to the prioritised security structure, the New ABL Facility will rank first, the First-Out Notes will rank second and the Second-Out Notes will rank third as regards enforcement and guarantee proceeds in respect of the ABL Priority Collateral (as defined therein). Such security also improves the expected returns to the Plan Creditors in both the First-Out Notes and Second-Out Notes and facilitates a better return than would be available in the Relevant Alternative.

(b)	Warrants

(i)	FGI will issue 3 million warrants (the “Warrants” and together with the New Notes and the Common Stock, as applicable, the “Plan Consideration”) to all Noteholders through the Restructuring Plan.

(ii)

These Warrants will permit the holders to purchase shares of Common Stock or pre-funded warrants (the “Pre-Funded Warrants”) on a pro rata basis (based on the amount of Notes exchanged into First-Out Notes or Second-Out Notes, irrespective of whether a Noteholder is a New Money Participant). The Warrants will have an exercise price of US $0.50 per share of Common Stock or US $0.49 per Pre-Funded Warrant, a term of thirty (30) days, and standard and customary public company anti-dilution protections.

(iii)	The Warrants will be issued on the Completion Date and only issued if the Notes Restructuring is implemented (whether by means of the Restructuring Plan or the Exchange Transactions).

Additional payments to be made as identified under the TSA

5.15	The TSA also provides for the following:

(a)	Consent Premium:

(i)

Noteholders that consented to the Consent Solicitation by the Exchange Offer Expiration Time will receive a consent premium (the “Consent Premium”) paid in New Notes equal in principal amount to such participating Noteholder’s pro rata share of US $1.0 million in face amount of New Notes, as determined based on the aggregate principal amount of all Notes held by Noteholders that participate in the Consent Solicitation.

(ii)	New Money Participants will receive their Consent Premium in the form of additional First-Out Notes. All other Noteholders will receive their Consent Premium in the form of Second-Out Notes.

(iii)	The Supporting Holders were obligated pursuant to the TSA to provide their consent to the Consent Solicitation and to exchange their Notes into First-Out Notes.

(iv)	The Consent Premium will be payable on the Completion Date and will only be paid if the Notes Restructuring is implemented (whether by means of the Restructuring Plan or the Exchange Transactions).

(b)

Exit Fee: FGI will also pay an exit fee of 7.5% of the principal amount of the First-Out Notes due on any date of redemption, repayment, prepayment, acceleration, or maturity to all holders of First-Out Notes (the “Exit Fee”).

(c)

Fees, Costs and Expenses: FGI will pay the reasonable and documented fees, costs, and out of pocket expenses of the Supporting Holders’ legal advisers, incurred in connection with the negotiation and implementation of the Notes Restructuring in accordance with a separate fee reimbursement letter. FGI is required under the terms of the fee reimbursement letter to pay these fees, costs, and out of pocket expenses regardless of whether the Restructuring Plan is successfully implemented.

Licensors

5.16

Of the Group’s three (3) key licensors, FGI has entered into an agreement with one, pursuant to which that counterparty has agreed to waive certain events of default or termination provisions which may arise as a direct or indirect result of the Restructuring Plan. FGI is also in discussions with the two (2) other key licensors to secure similar waivers.

SEC/Regulatory Consents

5.17

On 23 September 2025, FGI submitted an acceleration request to the SEC with respect to each Registration Statement, requesting that the effectiveness of each such Registration Statement be accelerated so that the Registration Statements become effective at 4:00pm (New York City time) on 25 September 2025, or as soon as practicable thereafter.

6	PURPOSE OF THE RESTRUCTURING PLAN

6.1

The primary objective of the Restructuring Plan is to deliver the approvals from the Noteholders required to effect the Notes Restructuring (which includes the provision of the New Money) in accordance with the terms of the TSA if the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) is not satisfied or waived by the Exchange Offer Expiration Time. Together with the refinancing of the New ABL Facility, this will ensure that the Group remains a going concern and has a stable platform to allow the Turnaround Plan to be successfully implemented, which shall facilitate the Group achieving profitable growth.

6.2

If the Restructuring Plan is sanctioned and the Turnaround Plan is met or exceeded, Noteholders will receive a better recovery under the New Notes than would be anticipated under the Notes if the Restructuring Plan was not sanctioned and under the Relevant Alternative (as defined in paragraph 7.6 (Consequences of a Failure of the Restructuring Plan) and for further detail as to anticipated returns under the Relevant Alternative see paragraph 7.9 (Consequences of a Failure of the Restructuring Plan) below).

6.3

The Restructuring Plan is necessary to implement the Notes Restructuring if the Exchange Offer does not obtain the requisite support. A substantial proportion of the Notes are held by retail investors. In particular, the Group’s management understands that as of July 2025 approximately 24% of the Notes outstanding in aggregate were held by retail investors. As a result, it is very difficult for the Group to identify and contact all Noteholders in order to satisfy the Minimum Tender Condition pursuant to the Exchange Transactions. While the Group has engaged Cantor Fitzgerald & Co. as “dealer manager” in an attempt to contact a sufficient number of Noteholders to meet the necessary threshold to implement the Exchange Offer without requiring the Restructuring Plan, the outreach may not be sufficient to satisfy the Minimum Tender Condition as described in further detail in paragraph 3.3 (The Company) above. If the Minimum Tender

Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) is not satisfied or waived by the Exchange Offer Expiration Time, the Restructuring Plan will be required to implement the Notes Restructuring.

6.4

Upon implementation of the Restructuring Plan, the Group’s capital structure will be as set out in the table below. In relation to the New ABL Facility, the table sets out the full facility amount. However, as at the date of this Letter only US $21 million had been drawn under the New ABL Facility. In relation to the Notes, the table below sets out the minimum amount of First-Out Notes and the maximum amount of Second-Out Notes which will be issued upon implementation of the Restructuring Plan. This represents the ‘base case’ which is the position if no other Noteholders other than the Supporting Holders participate in the New Money Offering.

	Pre-Restructuring (US)		Post-Restructuring (US)
Facility	$150 million	New ABL Facility[2]	$150 million	New ABL Facility
	$150 million	Notes	$125 million	First-Out Notes
			$60 million	Second-Out Notes
Total	$300 million (plus accrued interest)		$335 million

6.5

The purpose of the Restructuring Plan therefore is to implement the Notes Restructuring in the manner described in and contemplated by the TSA, which will permit the Company and the wider Group to continue its businesses as a going concern, leaving Noteholders better off than in the likely alternative to the Notes Restructuring (see further at Section 7 (Consequences of a Failure of the Restructuring Plan)).

6.6	The Restructuring Plan aims to:

(a)	reduce refinancing risk in relation to the Notes as the maturity of the First-Out Notes will be 1 January 2029 and the Second-Out Notes maturity will be 30 June 2029, rather than 30 November 2026;

(b)

provide the Group with an additional two (2) year runway to maturity for the New Notes, which will ensure a more stable and sustainable capital structure and one that is consistent with and will enable execution of the Turnaround Plan by the Group’s new management team;

(c)	reduce the Group’s risk of delisting from NASDAQ;

(d)

provide the Group with additional liquidity from the New Money Participants, which will improve the ongoing liquidity position of the Group as well as remove certain drawdown restrictions under the New ABL Facility that are in place pending successful implementation of the Notes Restructuring and enable the Group to finance ordinary course operations whilst avoiding sales at a deep discount in an insolvency process;

(e)

provide all Plan Creditors with the opportunity to benefit from the potential upside of the implementation of the Notes Restructuring and the Turnaround Plan through issuing the Common Stock to New Money Participants and Warrants to all Plan Creditors;

(f)	eliminate, reduce, prevent or mitigate the effect of any of the financial difficulties faced by the Group including its ability to carry on as a going concern;

(g)

avoid the Company and other Group companies having to file formal bankruptcy or insolvency proceedings, which would materially impact recoveries for Plan Creditors and mean that the Group’s general unsecured creditors (whose claims will be left unimpaired by the Restructuring Plan, as further detailed at paragraph 12.2 (Who will be Affected by the Restructuring Plan?) below), would not be able to benefit from the Group’s continued operations;

[2]	The New ABL Facility refinanced the US $275 million JPM ABL Facility on 13 August 2025.

(h)	protect the position of the approximately 4,539 full time and full time-equivalent employees of the Group; and

(i)	maintain commercial relationships with counterparties, including the Group’s key licensors, suppliers and landlords.

7	CONSEQUENCES OF A FAILURE OF THE RESTRUCTURING PLAN

7.1

As discussed in Sections 3 (Background to the Group) and 4 (The Group’s Financial Difficulties), if the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) is not satisfied or waived by the Exchange Offer Expiration Time such that the Exchange Transactions fail, the success of the Turnaround Plan and the future viability of the Group is contingent upon the approval of the Restructuring Plan by the requisite majority of Plan Creditors and the sanction of the Restructuring Plan at the Sanction Hearing (as defined below in paragraph 18.4).

7.2

In particular, if the Exchange Transactions fail and if the Restructuring Plan is not sanctioned by the Court at the Sanction Hearing and such order is not reversed, vacated or stayed within sixty (60) days of entry, the Supporting Holders (including the Backstop Providers) will be entitled to terminate the TSA and the forbearances contained therein will fall away. Furthermore, continued funding under the New ABL Facility is inter-conditional upon sanction of the Restructuring Plan by the Court. If the Sanction Hearing does not occur on or before 12 December 2025 or if the Notes Restructuring is not implemented on or before 30 December 2025 and these milestones are not extended or waived, an event of default will have occurred under the New ABL Facility pursuant to Article VII (Events of Default). In the event that FGI is unable to negotiate a waiver, the occurrence of such an event of default will allow the lenders under the New ABL Facility to terminate the commitments thereunder, accelerate any outstanding obligations at that time and draw stop the New ABL Facility and therefore materially impair the Group’s access to necessary liquidity.

7.3

In those circumstances where an event of default is persisting under the New ABL Facility, the Group’s management consider it likely that the Supporting Holders would seek to terminate the TSA pursuant to Section 13 (Termination Events) thereof. If the TSA is terminated, the Supporting Holders (including the Backstop Providers) would no longer be bound by, among other things, the forbearances granted pursuant to Section 6 (Commitments of the Consenting Noteholders) therein. The security granted in respect of the New ABL Facility would also become enforceable upon the occurrence of the event of default and the lenders under the New ABL Facility may begin to take recovery action in respect of amounts owed to them or the directors of the Group companies will likely conclude that such action is unavoidable and therefore proactively file for insolvency proceedings.

7.4

In such circumstances, the Group’s management consider it is very likely that the Group would lose the support of its consumer base, license partners, suppliers and other key stakeholders, which in turn would negatively impact the Group’s liquidity position and further damage its financial prospects.

7.5

Accordingly, in the event that the Minimum Tender Condition (or any other condition to completing the Exchange Offer without the Restructuring Plan) has not been satisfied or waived as of the Exchange Offer Expiration Time, the Company is required, pursuant to the TSA and as a result of the likely impact of a “going concern” disclosure in the Group’s third quarter 2025 10-Q in the event the Notes Restructuring is not implemented before the accounts are issued on 13 November 2025, to proceed with the Restructuring Plan. If the Restructuring Plan is then not implemented, the Group will face immediate adverse consequences including, among others, difficulty maintaining business, licensing, financing and operational relationships, and a reduced interest in the Group from investors, finance providers and potential purchasers. In such circumstances, the Group will need to pursue alternative near-term restructuring transactions, including potential asset sales delivered through commencement of voluntary cases under Chapter 11 of Title 11 of the United States Code, to address its capital structure and liquidity needs (the “Distressed Sale Scenario”). Given the timing available, it is unlikely that an alternative out of court implementation method for the Notes Restructuring that would leave the Group with a viable capital structure can be implemented. A Distressed Sale Scenario is likely to lead to a materially lower return to all Plan Creditors when compared to the expected return under either the Exchange Offer or the Restructuring Plan.

7.6

The Company therefore considers that if the Restructuring Plan is not approved, the Distressed Sale Scenario is the most likely alternative to the Restructuring Plan, and thus the “relevant alternative” for the purposes of Part 26A of the Companies Act 2006 (as amended) (the “Relevant Alternative”).

7.7

The Company has obtained preliminary analysis from Ankura Consulting (Europe) Limited (“Ankura”) as to the likely outcomes for Plan Creditors in the event that the Restructuring Plan is not successful. This analysis is ongoing and will be set out in Ankura’s relevant alternative report (the “Relative Alternative Report”), which will be finalised prior to the Convening Hearing and will be summarised in a document which will provide a more detailed explanation of the Restructuring Plan and the voting process (the “Explanatory Statement”).

7.8

It is understood that the Relevant Alternative Report will show that each Plan Creditor’s potential recoveries should the Notes Restructuring be implemented would be no worse than its recoveries in the Relevant Alternative.

7.9

The preliminary report provided by Ankura estimates that the returns to Plan Creditors in the Distressed Sale Scenario will be as set out in the table below. This would be less than the anticipated repayment in full under the First-Out Notes and Second-Out Notes under the Restructuring Plan.

Estimated Returns to Plan Creditors Distressed Sale Scenario
	Claim (USD)	Recovery%
Senior Unsecured Notes	154 million[3]	44% - 78%

7.10

The price achievable for the business in Chapter 11 of Title 11 of the United States Code will depend upon the available funding and time and increases the risk that licensors may exercise termination rights. Accordingly, the Group’s management believes that the outcome in this scenario is likely to be at the lower end of the range. The Directors of the Company agree with the estimate contained in the table above. However, the Directors emphasise that the calculations above represent estimated restructuring values and have been prepared solely for purposes of the Restructuring Plan and filing with the Court. The calculations are not required by, or prepared in accordance with, generally accepted accounting principles in the United States and have not been reviewed or commented upon by the Group’s auditors, Deloitte & Touche LLP. There can be no assurance that the estimates will prove accurate.

7.11

Further details of the Relevant Alternative will be included in the Explanatory Statement required to be sent to Plan Creditors, which will contain all information reasonably necessary for Plan Creditors to make an informed decision about the merits of the Restructuring Plan.

8	PROPOSAL OF THE PLAN

8.1	The Directors of the Company have proposed the Restructuring Plan in order to implement the Notes Restructuring for the following reasons:

(a)

the benefit to the Company and to the rest of the Group of the implementation of the Notes Restructuring via the Restructuring Plan as described in further detail in the previous sections, which will in turn benefit the Plan Creditors, not least as they are expected to be no worse off with respect to their recoveries should the Restructuring Plan be sanctioned than they would in the Relevant Alternative; and

(b)	the likely negative alternative outcomes for Plan Creditors if the Restructuring Plan is not approved and/or the Notes Restructuring is not completed.

[3]	US $154 million assumed to include accrued interest from November 2025 to completion of the Distressed Sale Scenario

9	RESTRUCTURING PLAN

9.1	If approved, the Restructuring Plan will provide, among other things, for the following:

(a)	the provision to the Group of US $32.5 million of New Money;

(b)	the granting of guarantees and security in favour of the New Notes;

(c)	the issuance of the Plan Consideration to the Plan Creditors and the cancellation of the Notes;

(d)

the execution of a deed of release that will confirm the releases effected under the Restructuring Plan as against, amongst others, the Company and FGI arising out of or in connection with, among other things, the preparation, negotiation, sanction, execution or implementation of the TSA, the Restructuring Plan, and the documents relating to the Restructuring Plan; and

(e)

a grant of authority for the Company, FGI and the relevant parties to execute the documents required to implement the Notes Restructuring and, among other things, give effect to paragraphs (a) to (d) above and the Notes Restructuring on behalf of the Plan Creditors (the “Implementation Documents”).

9.2	Final drafts of the Implementation Documents will be made available for review by the Plan Creditors through the Plan Website following the Convening Hearing.

10	CONDITIONS TO THE EFFECTIVENESS OF THE RESTRUCTURING PLAN

10.1

In order for the Restructuring Plan to become effective, it must be approved by a number representing at least 75% in value of the Plan Creditors (by reference to the principal amount of Notes) who are present and voting (in person or by proxy) at the Plan Meeting.

10.2

Even if the Plan Creditors approve the Restructuring Plan by the requisite majority and the Restructuring Plan is sanctioned by the Court, the Restructuring Plan will only be implemented if and when each of the conditions are satisfied or waived, including (but not limited to) the following:

(a)	a certificated copy of the order of the Court sanctioning the Restructuring Plan being filed with the Registrar of Companies for England and Wales;

(b)

a Notice of Effectiveness being filed with the SEC, a copy of which will be available by visiting EDGAR on the SEC website at www.sec.gov, for each of the Registration Statements, providing that such Registration Statements are effective;

(c)

all relevant regulatory approvals, which the Company determines in its sole discretion are required for the Company to implement the Restructuring Plan, being obtained (or otherwise waived by the Company in its sole discretion);

(d)	no defaults or events of defaults having occurred and/or be continuing under the New ABL Facility;

(e)	the provision to the Group of the New Money (as detailed in paragraphs 5.9 and 5.13 (New Money Offering and Backstop Commitments));

(f)	the issuance of the Warrants (as detailed in paragraph 5.14(b)(i) (Warrants));

(g)	the Group obtaining consents from certain licensors to waive any defaults or events of default arising as a result of the Notes Restructuring (amongst other matters);

(h)

the approval of the Consent Solicitation to effect the Governing Law Change. It is anticipated that this will be effective before the Convening Hearing, with the support of a sufficient proportion of the Noteholders, including the Supporting Holders; and

(i)	the Plan Documents being in Agreed Form.

10.3

Further detail as to conditions precedent will be provided in the Explanatory Statement that will be made available to the Plan Creditors if the Court gives permission to the Company to convene the Plan Meeting.

11	CONVENING HEARING

11.1	The Convening Hearing is expected to take place on or after 15 October 2025 in the Companies Court, Royal Courts of Justice, 7 Rolls Building, Fetter Lane, London EC4A 1NL, United Kingdom.

11.2

Confirmation of the date, precise time and location of the Convening Hearing will be sent to you in a supplement to this Letter via the Information Agent and the Plan Website and, to the extent necessary under SEC rules, available to you by visiting EDGAR on the SEC website at www.sec.gov as soon as it has been finally fixed by the Court.

11.3

Plan Creditors are entitled to attend the Convening Hearing in person or through counsel and to make representations at the Convening Hearing, although they are not obliged to do so. Plan Creditors who wish to attend the Convening Hearing in person or through counsel should contact the Information Agent, and, if relevant, the Retail Advocate (see further detail at Section 19 (Retail Advocate)), using the contact details set out at Section 20 (Contact Details and Further Information) as soon as practicable to obtain instructions for attending the Convening Hearing.

11.4

At the Convening Hearing, the Company will seek orders granting directions in relation to the Restructuring Plan, including permission to convene the Plan Meeting of the Plan Creditors for the purpose of considering and, if thought fit, approving, the Restructuring Plan.

11.5	At the Convening Hearing, the Court will consider whether or not to make an order convening the Plan Meeting. In doing so, the Court will consider:

(a)	the purpose and effects of the Restructuring Plan and the Notes Restructuring (see Sections 5 (Creditors’ Support and Restructuring Overview) and 6 (Purpose of the Restructuring Plan));

(b)	the relevant alternative to the Restructuring Plan (see Section 7 (Consequences of a Failure of the Restructuring Plan));

(c)

class composition (see Section 14 (Proposed Class Constitution of Plan Creditors)) and whether more than one (1) Plan Meeting is required and, if so, what is the appropriate composition of those Plan Meetings;

(d)	whether it has jurisdiction to convene the Plan Meeting (see Section 15 (Jurisdiction, Exercise of Jurisdiction and Recognition)); and

(e)	any considerations or “roadblocks” that might prelude the Court from exercising its sanction discretion at the Sanction Hearing (as defined in paragraph 18.4 below).

11.6	The Company will also draw to the Court’s attention:

(a)	any Creditor Issues (see Section 16 (Plan Creditor Issues)); and

(b)	any (other) issues raised by any Plan Creditor in response to this Letter.

12	WHO WILL BE AFFECTED BY THE RESTRUCTURING PLAN?

12.1

From the date on which the Restructuring Plan becomes effective, the Company, FGI and all Plan Creditors (and each of their successors and assigns) (irrespective of whether or not they voted in favour of the Restructuring Plan), including any non-consenting or opposing minority Plan Creditors whose rights are compromised by the arrangement, will be bound by the terms of the Restructuring Plan.

12.2	All general unsecured claims against the Group (excluding claims arising under or in connection with the Notes) will be unimpaired by the Restructuring Plan. As at 30 August 2025, the Group had

approximately US $424 million unsecured operating liabilities against it, comprising of both short and long term operating expenses relating to, among other things, unsecured trade payables, lease liabilities, payroll, utilities, royalties and taxes. As these are core operational costs and essential to ensure the continuity of the business, they will remain unimpaired by the Restructuring Plan.

13	THE PLAN MEETING AND VOTING

Who is a Plan Creditor and who is entitled to vote?

13.1

If, at the Convening Hearing, the Court grants permission to convene the Plan Meeting of the Plan Creditors for the purpose of considering and, if thought fit, approving, the Restructuring Plan, the Plan Creditors will be entitled to vote on the Restructuring Plan.

13.2

Under the provisions of Part 26A of the Companies Act 2006 (as amended), a restructuring plan may be made between a company and its creditors (or a class of its creditors). The Restructuring Plan will alter the rights of the Plan Creditors.

13.3

A creditor under the Notes is any person who may have a claim against the Company in respect of the Notes. As the Notes are securities that are held in global form, the creditors under the Notes comprise:

(a)

the Notes Trustee who, whilst having no economic interest in the Notes, is nevertheless a creditor of the Company by virtue of its right to enforce payments due in respect of the Notes pursuant to various clauses in the Notes Indenture;

(b)	Cede & Co. as nominee for DTC who, whilst also having no economic interest in the Notes, is nevertheless a creditor of the Company as it is the registered legal holder of the Notes in global form;

(c)

the DTC Participants (as defined below) who hold their beneficial interests in the Notes in book-entry form through DTC. Generally, DTC Participants are large banks, broker-dealers or other major financial institutions, which hold securities accounts with DTC and prime brokerage clients (the “DTC Participants”). DTC Participants may hold beneficial interests in the Notes for their own account (in which case they will be Noteholders) or as agents for the account of their clients (in which case they have no economic interests in the Notes, and may be known as “intermediaries” or “participants”). Cede & Co., as nominee for DTC, is the registered holder of the Notes held by DTC Participants and the Notes Trustee acts as custodian of the Notes held by DTC Participants; and

(d)

those Noteholders who have beneficial interests in the Notes and who are the owners of the ultimate economic interest in the Notes, which they may hold directly or through an intermediary or participant. In the context of the Restructuring Plan, the Noteholders are considered contingent creditors of the Company as a result of their entitlement (pursuant to the terms of the Notes Indenture) to exchange their beneficial interests in the global certificates representing the Notes for individual certificated notes (registered in their names) in certain limited circumstances. The Noteholders may hold their beneficial interest indirectly via DTC Participants or may hold their beneficial interest via other nominees, with these nominees in turn holding beneficial interests via DTC Participants. These nominees are not creditors because they hold no real economic interest in the Notes, nor are they shown as holding a beneficial interest in the Notes in the records of DTC.

13.4

To avoid double counting in respect of the Restructuring Plan claims, it is not currently intended that the Notes Trustee, Cede & Co. or the DTC Participants (to the extent acting as agents for the account of their clients) will exercise any voting rights to which they may be entitled as creditor under the Notes at the Plan Meeting (leaving the exercise of any such voting rights to the relevant Noteholders, being the persons with the underlying economic and beneficial interest in the Notes).

13.5

A Noteholder, pursuant to sub paragraph 13.3(d) (Who is a Plan Creditor and who is entitled to vote?) above, will be a Plan Creditor for the purposes of this Letter and the Restructuring Plan if such interests are held at the Record Date (as defined in paragraph 18.11 (Other Key Dates) below), except where any Noteholder is prohibited from voting their Notes by applicable law or regulation (including as a result of being a Sanctions Disqualified Person (as defined below)).

13.6	Only Plan Creditors are entitled to vote at the Plan Meeting.

13.7

Any Plan Creditor wishing to vote on the Restructuring Plan, that has not already submitted their proxy in accordance with the Exchange Offer or their Plan Creditor Letter (as defined below) to the Information Agent in accordance with the Exchange Offer, must complete (or, in respect of Plan Creditors holding their Notes through the DTC, procure that their account holder in DTC completes on their behalf) a Plan Creditor Letter on the Plan Website and submit it by sending a scanned pdf to the Information Agent at registration@epiqglobal.com (with the subject line to include “Fossil”) by no later than the Voting Instructions Deadline (as defined below in paragraph 18.1 (Next Steps and Key Dates)) in order to:

(a)	evidence their claims in respect of the Restructuring Plan; and/or

(b)	vote, or appoint a proxy to vote on their behalf, at the Plan Meeting (and give the necessary confirmations in order to vote).

13.8	No Plan Creditor will be entitled to vote at the Plan Meeting if they:

(a)

are the target of any economic or financial sanctions laws or regulations, as amended from time to time, administered, enacted, or enforced by the United States, the United Kingdom, the United Nations, the European Union or any member states thereof, and any other jurisdiction applicable to the Group (“Sanctions”) (including, without limitation, by reason of ownership, control or agency (in accordance with applicable Sanctions laws or regulations) by or with any person that is the target of any applicable Sanctions laws or regulations) that (A) prohibit them from dealing with the Notes or being offered, or otherwise accepting or receiving, any applicable related fees, or (B) prohibit them from otherwise engaging in any transaction in respect of the Restructuring Plan; or

(b)

hold any direct or indirect interest in the Notes through a DTC Participant, custodian or other member or participant in the clearing system that is described in sub-paragraph (a) above such that the DTC Participant, custodian or other member or participant in the clearing system would be subject to the same prohibitions as those described in sub-paragraph (a) above, except (subject to obtaining any relevant Required Licences (as defined below)) in circumstances where the dealing and/or other engagement in respect of the Notes in connection with the Restructuring Plan are not required to be conducted through that DTC Participant, custodian or other member or participant in the clearing system (a “Sanctions Disqualified Person”), from the time of receipt of their Plan Creditor Letter to the date of the Plan Meeting.

13.9

The Company is continuously evaluating required steps to ensure continued compliance with its obligations under applicable Sanctions laws and regulations. As such, the Company may determine in its absolute discretion that authorisation from competent Sanctions authorities may be required in connection with, and to implement, the Notes Restructuring and that certain licences may be required in advance of the Plan Meeting (collectively referred to as the “Required Licences”).

14	PROPOSED CLASS CONSTITUTION OF PLAN CREDITORS

14.1

Under the terms of the Practice Statement, it is the responsibility of the Company to formulate the class or classes of creditors for the purpose of convening meetings to consider and, if thought fit, approve the Restructuring Plan. If the legal rights (not their commercial or any other interests) of the creditors in the Relevant Alternative are so different or would be affected so differently by the Restructuring Plan as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate meeting must be held for each class of creditor. Conflicting interests are matters that may properly be taken into account at the sanction stage, but do not go to class composition. It is also necessary to consider whether the legal rights of those who are to be affected by the

Restructuring Plan proposed are such that the Restructuring Plan can be seen as a single arrangement; or ought the Restructuring Plan to be regarded, on a true analysis, as a number of linked arrangements. The final decision on the appropriate composition of any meeting convened to consider the Restructuring Plan will be a matter for the Court at the Convening Hearing.

14.2

The Directors have considered: (i) the existing and prospective rights of the Plan Creditors against the Company in the absence of the Restructuring Plan; (ii) the rights of the Plan Creditors under the Restructuring Plan; and (iii) the likely recoveries of the Plan Creditors in the Relevant Alternative (based on the preliminary conclusions of the analysis undertaken by Ankura and as will be detailed in the Relative Alternative Report, a copy of which will be made available to the Plan Creditors after the Convening Hearing). Having considered these rights and taken legal advice (privilege in respect of which has not been waived), the Company has concluded that it is appropriate that the Plan Creditors vote in a single class meeting, such that there should be one (1) Plan Meeting for the reasons outlined below.

“Rights in” Analysis

14.3

The Company considers that the rights of the Plan Creditors against the Company as between themselves are each the same, or not so dissimilar as to make it impossible for them to consult together with a view to their common interest. The Company places particular reliance on the following matters:

(a)	as unsecured creditors of the Company, the liabilities owed to the Plan Creditors rank pari passu as between themselves pursuant to the same Notes Indenture;

(b)

with the exception of the Backstop Premium (which is addressed below), the Plan Creditors will be offered their pro rata entitlement to the same consideration and treatment under the Restructuring Plan;

(c)

all Plan Creditors are being offered the opportunity to participate in the New Money Offering, obtain the New Money Premium and exchange their Notes for First-Out Notes, rather than Second-Out Notes. As such, all Plan Creditors at the time of the class meeting will have received the same right, namely, the right to participate in the New Money Offering and obtain the New Money Premium;

(d)

as far as the Company is aware, only Nantahala, as a shareholder of FGI (holding less than 10% of the Common Stock), has any other material rights in respect of the Group. This right, however, is not held in its capacity as Noteholder and as such is not a relevant right for the purposes of determining class issues; and

(e)

if the Restructuring Plan is not implemented, the rights of the Noteholders in the Relevant Alternative would be materially the same. Accordingly, in the event that the Restructuring Plan fails, each of the Plan Creditors would secure materially similar levels of recovery in proportion to their existing interests in the Notes in the Relevant Alternatives (see further at Section 7 (Consequences of a Failure of the Restructuring Plan) above). Further, it is noted that Nantahala’s shareholding will be out of the money.

“Rights out” analysis

14.4

The Company considers that the rights offered to the Plan Creditors under the Restructuring Plan are not so dissimilar so as to make it impossible for them to consult together with a view to their common interest as:

(a)

with the exception of the Backstop Premium (which is addressed below), all Plan Creditors are being given the same opportunity to become a New Money Participant up to and including the date of the Voting Instructions Deadline. They are also therefore being given the same opportunity to exchange their Notes for First-Out Notes, receive First-Out Notes for their participation in the New Money and receive the New Money Premium; and

(b)	Plan Creditors are being allocated their pro rata share of the Warrants, which are exercisable on the same terms and for the same class of Common Stock or for Pre-Funded Warrants, at their election.

14.5

The Company accepts that, in the event that a Plan Creditor does not elect to participate in the New Money Offering, such Plan Creditor will receive Second-Out Notes which, among other things, incur a 2% per annum lower coupon than the First-Out Notes and rank behind the First-Out Notes in terms of payment. The Second-Out Notes also have a later maturity date of 30 June 2029 than the First-Out Notes which have a maturity date of 1 January 2029.

14.6

Notwithstanding the differences in rights referred to in paragraph 14.5 (“Rights out” analysis) above, the Company does not consider that the Plan Creditors who will ultimately receive Second-Out Notes form a separate class to those Plan Creditors who do participate in the New Money Offering and receive First-Out Notes as Plan Consideration for the purpose of voting on the Restructuring Plan, for the following reasons:

(a)

the New Money Offering is made to all Plan Creditors pro rata to their existing holdings in the Notes (regardless of whether or not they consent to the Restructuring Plan). They all have the same right to lend New Money and receive First-Out Notes or to choose not to lend New Money and to receive Second-Out Notes; and

(b)

the Plan Creditors’ choice in this regard remains open until after the Plan Meeting such that, in addition to the same offering being made to all Plan Creditors, as a practical matter, at the time the Plan Meeting is held, the Company will not be able definitively to identify which Plan Creditors would fall into which class.

14.7	The Company has also considered whether the matters set out in the following paragraphs give rise to class issues and have concluded that they do not.

Impact of signing the TSA

14.8

The Company does not consider that the Plan Creditors who executed or acceded to the TSA need to be put into a separate class to other Plan Creditors who did not accede to the TSA for the purpose of voting on the Restructuring Plan, as:

(a)	the Restructuring Plan will affect the rights of each Plan Creditor in the way described in this Letter, regardless of whether a Plan Creditor has acceded to the TSA; and

(b)

no additional fees are payable to the Supporting Holders or any other Plan Creditor as a result of entering into the TSA other than the Backstop Premium and costs coverage for the Supporting Holders (each as described further below), which ensures that the Company will have the funding needed to support its operations.

Impact of the fees payable in connection with the Restructuring Plan

14.9

As noted below, the Company has considered whether any of the fees have an impact on the classification of the Plan Creditors for the purposes of voting on the Restructuring Plan and has concluded that none (taken either individually or cumulatively) are sufficiently material to impact the proposed class constitution.

14.10	For illustrative purposes, we set out below the overall internal rate of return under the New Notes as calculated by Ankura as follows:

Internal Rate of Return[4]
Backstop Providers	Noteholders who elect to participate in the New Money Offering and are not Backstop Providers	Noteholders who do not elect to participate in the New Money Offering
14.79%	14.27%	9.58%

[4]	Assumes that all Warrants are exercised and the current composition of Backstop Providers remains unchanged.

(a)	Impact of the Backstop Premium

(i)

The Backstop Premium is described at paragraph 5.9 (New Money Offering and Backstop Commitments) above. The aggregate amount of the Backstop Premium is 5.00% of the amount of each Supporting Holder’s Backstop Commitment. The aggregate of the Backstop Premium is US $1,625,000, which is payable as additional First-Out Notes. The Backstop Premium will be payable to the Supporting Holders that executed the TSA and committed to provide the full amount of the New Money Offering, to the extent other Noteholders do not elect to participate in the New Money Offering.

(ii)

The Company has considered whether the Backstop Premium under the TSA gives rise to any issues with the class composition of the Plan Creditors for the purposes of voting on the Restructuring Plan. The Company has concluded that it does not, for the following reasons:

(A)

the quantum of the Backstop Premium (which is payable on the best terms reasonably available to the Group) represents a fair market price and is being paid in return for the provision of a commercial debt backstopping service involving the assumption of risk by each Supporting Holder. Based on advice from its financial advisers, the Company considers that the TSA was entered into, and the terms of the Backstop Premium were agreed, on an arm’s length basis for negotiated market terms without any element of bounty;

(B)

the Company considers that backstopping the New Money Offering is necessary for ensuring that the Group has access to the full amount of the New Money Offering. Given the composition of the Noteholders and the substantial number of retail Noteholders, there is a material risk that absent the backstop arrangements and associated Backstop Premium, the New Money Offering will not be fully subscribed. Securing the commitments to provide the New Money in advance of launching the Notes Restructuring is crucial to ensure the Group can address and alleviate its liquidity needs, including by increasing availability under the New ABL Facility;

(C)	the Backstop Premium becomes payable upon certain events including, but not limited to, the completion of the Notes Restructuring, and it is not payable if the Notes Restructuring does not occur; and

(D)

having regard to: (i) the size of the Backstop Premium (US $1,625,000 of additional First-Out Notes) and the returns expected to the Backstop Providers on an internal rate of return-basis as a result of providing the Backstop Commitment (approximately 14.79%), when compared to the predicted returns to those Noteholders who participate in the New Money Offering (14.27%) and those that do not under the Restructuring Plan (9.58%); and (ii) the returns that Plan Creditors would make in the Relevant Alternative, the Company considers that the quantum of the Backstop Premium is not material as it’s a small part of the overall recovery (from an internal rate of return perspective 0.52%), it is unlikely that a Plan Creditor who considered the substantive aspects of the Restructuring Plan to be against their interests would be persuaded by payment of the Backstop Premium to vote in favour of the Restructuring Plan.

(b)	Impact of the New Money Premium on the Existing Shareholders

The Company has considered whether the New Money Premium gives rise to any class issues with respect to the existing shareholders of FGI (the “Existing Shareholders”) (whose shareholdings will be diluted by virtue of the Restructuring Plan). The Company has concluded that it does not, because FGI already has authorised but unallocated share capital in an amount in excess of the proposed New Money Premium. As such, the Company is not presently proposing for FGI to propose a separate but codependent restructuring plan or to convene a Plan Meeting of a class comprising the Existing Shareholders.

(c)	Impact of the issuance of the Warrants

The Company does not consider that the issuance of the Warrants to those that elect to receive them causes such Plan Creditors to be put in a separate class for the purposes of voting on the Restructuring Plan for the following reasons:

(i)

as discussed in paragraph 5.14(b) (Warrants) above, the Warrants are being offered to all Plan Creditors and are exercisable on the same terms and for the same class of Common Stock or Pre-Funded Warrants, at their election; and

(ii)	the Warrants will not be issued if the Notes Restructuring (whether by means of the Restructuring Plan or the Exchange Transactions) does not occur.

(d)	Impact of the payment of advisers’ fees for the Consenting Noteholders under the TSA

FGI has agreed to cover the costs of certain professional advisers incurred in connection with the negotiation and implementation of the Restructuring Plan and related matters for HG Vora. The Company does not consider that any Plan Creditors whose adviser costs have been covered need to be put in a separate class to the other Plan Creditors in the same class for the purposes of voting on the Restructuring Plan for the following reasons:

(i)

the Company does not consider that the payment of costs, charges and expenses incurred by the HG Vora’s advisers represents a net “benefit” to HG Vora. All costs, charges and expenses incurred by the HG Vora’s advisers in connection with the negotiation, preparation and implementation of the Restructuring Plan will be covered by FGI in accordance with certain fee arrangement letters entered into by the applicable parties. Accordingly, the payment of these advisers’ fees will occur independently from the process of the Restructuring Plan (in accordance with certain fee arrangement letters entered into by the applicable parties) and will not be contingent upon the sanction of the Restructuring Plan;

(ii)

the fees relate solely to the negotiation of the Notes Restructuring and the implementation thereof and would not have arisen if the Notes Restructuring were not to take place. Accordingly, the payment of HG Vora’s fees does not represent a net “benefit” to HG Vora in the usual sense;

(iii)

HG Vora’s advisers have assisted the Company’s advisers in drafting the documents relating to the Notes Restructuring and devising the transaction structure. Accordingly, the work carried out by the relevant advisers will inure to the benefit of all Plan Creditors and the obligation to pay the relevant fees extends only to reasonable fees actually incurred; and

(iv)

the Company is not aware of any fees incurred by any other Plan Creditor in relation to the Restructuring Plan. In addition, no other advisers have emerged and there is no reason to believe that any other Plan Creditor will be left out of pocket.

(e)	Impact of the Consent Premium

The Consent Premium is payable in relation to the Consent Solicitation process that has been completed prior to the launch of this Practice Statement Letter. Given that:

(i)	all Plan Creditors were given equal opportunity to vote on the Consent Solicitation and therefore become entitled to receive the Consent Premium; and

(ii)	the payment of the Consent Premium will occur independently from the process of the Restructuring Plan and will not be contingent upon the sanction of the Restructuring Plan,

the Company does not consider that the Consent Premium constitutes part of the Plan Consideration and therefore those receiving the Consent Premium do not need to be put in a separate class to the other Plan Creditors in the same class for the purposes of voting on the Restructuring Plan.

14.11

For the reasons set out above, the Company considers that the rights of the Plan Creditors are not so dissimilar so as to make it impossible for them to consult together with a view to their common interest. It is therefore proposed that a single Plan Meeting of the Plan Creditors be convened for the purposes of considering, and if the Plan Creditors think fit, approving the Restructuring Plan.

14.12

If any Plan Creditor has comments as to the proposed class constitution of Plan Creditors, or any other concerns which they consider should be raised with the Court, they should in the first instance contact the Retail Advocate or the Information Agent (as appropriate) and Weil, Gotshal & Manges LLP, as legal advisers to the Company, using the contact details set out at Section 20 (Contact Details and Further Information) as soon as practicable.

15	JURISDICTION, EXERCISE OF JURISDICTION AND RECOGNITION

Jurisdiction

15.1	The Company considers that the Court has jurisdiction to sanction the Restructuring Plan on the following basis:

(a)

The Company is liable to be wound up: the Company is incorporated in England and Wales and is therefore liable to be wound up under the Insolvency Act 1986. Therefore, the Company is a “company” within the meaning of section 895(2) of the Companies Act 2006 (as amended);

(b)

Compromise or Arrangement: it is necessary for the proposals under the Restructuring Plan to be a “compromise or arrangement” between the Company and the Plan Creditors. The Restructuring Plan contains the requisite elements of “give and take” in respect of the Plan Creditors in order to constitute an “arrangement” for these purposes (see Sections 5 (Creditors’ Support and Restructuring Overview) and 6 (Purpose of the Restructuring Plan) above that set out the consideration given);

(c)

Financial Difficulties: to invoke the Court’s jurisdiction, it must be shown that the applicant company has encountered or is likely to encounter financial difficulties that are affecting or will or may affect its ability to carry on business as a going concern. If the Restructuring Plan is not sanctioned the Company will encounter significant financial difficulties, described above, which will affect its (and the Group’s) ability to carry on business as a going concern. The purpose of the Restructuring Plan is to eliminate, reduce or mitigate the effect of the Company and the Group’s financial distress; and

(d)	Purpose: as explained above in Section 6 (Purpose of the Restructuring Plan), the purpose of the Restructuring Plan is to eliminate, reduce or mitigate the effect of the Company’s financial distress.

15.2	The Company therefore considers that it has jurisdiction to propose the arrangement and compromise set out under the Restructuring Plan with the Plan Creditors.

Recognition

15.3

The United States of America represents one of the most significant jurisdictions in terms of the Group’s assets and revenues and accordingly the Company intends to make applications for recognition of the Restructuring Plan (as set out further below) in order to ensure that the Restructuring Plan has utility in the United States of America.

15.4

The Company expects to obtain an opinion from a New York law independent expert in relation to the Governing Law Change and the likelihood of receiving a U.S. Chapter 15 Recognition Order (as defined below).

15.5

The Group also has operations in certain other jurisdictions. However, the Company considers the key jurisdiction in respect of which an opinion should be sought is New York law given: (i) the previous governing law of the Notes; and (ii) the nature of the claims proposed to be compromised.

15.6

The Company intends to file a petition for recognition of the Restructuring Plan under Chapter 15 of Title 11 of the United States Code (the “U.S. Bankruptcy Code”), which provides for the recognition of foreign proceedings in the United States via entry of an order by the applicable United States bankruptcy court granting recognition of the Restructuring Plan (the “U.S. Chapter 15 Recognition Order”).

15.7

Having sought expert advice (a summary of which will be incorporated in the Explanatory Statement), the Directors consider it likely that the Restructuring Plan and the compromises it effects will be recognised in the United States of America pursuant to a U.S. Chapter 15 Recognition Order should the Restructuring Plan be sanctioned.

15.8	Consequently, the Company considers that if the Court sanctions the Restructuring Plan, it will serve a substantial purpose.

15.9

The Plan Creditors should be aware that any issues affecting the jurisdiction of the Court to convene the Plan Meeting and to sanction the Restructuring Plan should be raised and considered at the Convening Hearing. Please see Section 16 (Plan Creditor Issues) below for further detail.

15.10

If any Plan Creditor has comments in relation to issues affecting the jurisdiction, or any other concerns which they consider should be raised with the Court, they should in the first instance contact the Retail Advocate or the Information Agent (as appropriate) and Weil, Gotshal & Manges LLP, as legal advisers to the Company, using the contact details set out at Section 20 (Contact Details and Further Information) as soon as practicable.

16	PLAN CREDITOR ISSUES

16.1

This Letter is intended to provide Plan Creditors with sufficient information regarding the Restructuring Plan and the proposals for convening the Plan Meeting of Plan Creditors, so that, should they wish to raise:

(a)	any issues which may arise as to the constitution of the Plan Meeting, or which otherwise affect the conduct of the Plan Meeting;

(b)	any issues as to the existence of the Court’s jurisdiction to sanction the Restructuring Plan;

(c)	any issues relevant to the conditions to be satisfied pursuant to section 901A of the Companies Act 2006 (as amended); or

(d)	any other issue not going to the merits or fairness of the Restructuring Plan, but which might lead the Court to refuse to sanction the Restructuring Plan,

(together, “Creditor Issues”), they may attend and be represented before the Court at the Convening Hearing. Details of the Convening Hearing are set out in Section 11 (Convening Hearing) of this Letter.

16.2

If a Plan Creditor has Creditor Issues which they consider should be raised with the Court, they should in the first instance contact the Retail Advocate or the Information Agent (as appropriate) and Weil, Gotshal & Manges LLP, as legal advisers to the Company, using the contact details set out at Section 20 (Contact Details and Further Information) as soon as practicable.

16.3	The Plan Creditors should take advice from their legal and other professional advisers if they have any concerns in relation to the matters set out in this Letter.

16.4

The Company currently expects that the Plan Meeting of the Plan Creditors in respect of the Restructuring Plan will be held on Thursday, 6 November 2025. The date on which the claims of Plan Creditors under the Restructuring Plan are to be determined by the Company (i.e. the Record Date) is expected to be 27 October 2025. The Explanatory Statement is expected to be circulated to the Noteholders following the Convening Hearing and will include further details in relation to the Restructuring Plan.

16.5

The Plan Creditors should be aware that the Court has indicated that issues which may arise as to the constitution of the Plan Meeting or which otherwise affect the conduct of that meeting or which affect the jurisdiction of the Court to sanction the Restructuring Plan should be raised at the Convening Hearing. By virtue of this Letter, the Plan Creditors are afforded an opportunity to raise any such issue. If they do not do so, while the Plan Creditors will still be able to appear and raise objections at the Sanction Hearing, the Court is likely to expect them to show good reason why they did not previously raise the issue. The Plan Creditors are therefore strongly encouraged to raise any Creditor Issues prior to, or at, the Convening Hearing.

16.6

It is important to note that Plan Creditors are also able to raise other issues at the Convening Hearing but, consistent with the Court’s usual approach, issues relating to fairness of the Restructuring Plan will likely only be considered by the Court at the Sanction Hearing in due course if the Restructuring Plan is approved by the requisite majority of Plan Creditors who vote in favour of the Restructuring Plan at the Plan Meeting.

16.7

If the Court orders the Plan Meeting to be convened at the Convening Hearing, the Plan Creditors will have the opportunity to raise objections at the Sanction Hearing, at which the Court will decide whether to exercise its discretion to sanction the Restructuring Plan (assuming that the Restructuring Plan is approved at the Plan Meeting by the requisite majorities of Plan Creditors). In this case, the Sanction Hearing is anticipated to be held on 10 November 2025 (or such other date as will be notified to the Plan Creditors). Further details will be made available to the Plan Creditors by announcement via the Plan Website, DTC and, to the extent necessary under SEC rules, by visiting EDGAR on the SEC website at www.sec.gov.

17	PLAN WEBSITE AND INFORMATION

17.1

The Information Agent has set up the Plan Website at https://dm.epiq11.com/fossil to disseminate information about the Restructuring Plan and to facilitate the implementation of the Restructuring Plan. Plan Creditors may download documents relating to the Restructuring Plan from the Plan Website.

17.2

Any Plan Creditors wishing to register online should do so via the Plan Website and should contact the Information Agent using the details set out at Section 20 (Contact Details and Further Information) below if they have any queries including about the registration process, or if they encounter any technical difficulties in accessing any document via the Plan Website or have questions of a general nature regarding the Restructuring Plan.

18	NEXT STEPS AND KEY DATES

18.1

The Company’s anticipated process and proposed timeline for the Restructuring Plan is set out below. Any changes to this timeline will be communicated to the Plan Creditors by the Information Agent via a notice published on the Plan Website, a copy of which will be, to the extent necessary under SEC rules, available to you by visiting EDGAR on the SEC website at www.sec.gov.

Anticipated Process and Timeline

Steps	Key Date
Convening Hearing	Wednesday, 15 October 2025

Distribution of the Explanatory Statement, invitation to submit Plan Creditor Letters, and notice of the time and date of the Plan Meeting	Wednesday, 15 October 2025

Record Date (as defined in paragraph 18.11 (Other Key Dates) below)	Monday, 27 October 2025

Voting Instructions Deadline	10.00 p.m. (London time) / 5.00 pm (New York City time) on Monday, 3 November 2025

Plan Meeting	On or after 2.00 pm (London time) / 9.00 am (New York City time) on Thursday, 6 November 2025

Sanction Hearing	Monday, 10 November 2025

Convening Hearing, Plan Meeting, Sanction Hearing

18.2

As noted above, the Convening Hearing is expected to take place on 15 October 2025 in the Companies Court, Royal Courts of Justice, 7 Rolls Building, Fetter Lane, London EC4A 1NL, United Kingdom. Plan Creditors will be notified in advance if there is a change to the proposed date.

18.3

If leave to convene the Plan Meeting is granted by the Court at the Convening Hearing, Plan Creditors will be notified in accordance with the directions of the Court of the time, date and venue of the Plan Meeting, how the Plan Creditors may vote at that meeting including via the Plan Creditor Letter (see paragraph 13.7 above (Who is a Plan Creditor and who is entitled to vote?)), the Company will also make available the Plan Documents in accordance with paragraphs 18.6 to 18.9 (Plan Documents) (inclusive) below and provide further detail of the terms of the proposed Restructuring Plan. As noted above, the Company anticipates that the Plan Meeting will take place on or after 2.00 pm (London time) on 6 November 2025.

18.4

Following the Plan Meeting, provided that the requisite majorities of the Plan Creditors vote in favour of the Restructuring Plan, the Company will apply at a further hearing for an order sanctioning the Restructuring Plan (the “Sanction Hearing”). The Sanction Hearing is currently expected to be held on or after 10 November 2025. The Company will notify Plan Creditors of the precise time of the Sanction Hearing through the Information Agent via the Plan Website and, to the extent necessary under SEC rules, by posting a notice on EDGAR on the SEC website at www.sec.gov and will communicate any change to the date of the Sanction Hearing in the same manner.

18.5	At the Sanction Hearing, the Court will consider whether or not to make an order sanctioning the Restructuring Plan. In doing so, the Court will consider whether:

(a)

the provisions of the statute have been complied with. This will include questions of class composition, whether the statutory majorities were obtained, and whether an adequate explanatory statement was distributed to the Plan Creditors;

(b)	the class of Plan Creditors was fairly represented by those who attended the Plan Meeting and the statutory majority were acting in a bona fide manner;

(c)	the Restructuring Plan is a fair restructuring plan which a creditor could reasonably approve; and

(d)	there is any “blot” or defect in the Restructuring Plan that would, for example, make it unlawful or in any other way inoperable.

Plan Documents

18.6	Following the Convening Hearing, the following documents in connection with the Restructuring Plan will be made available:

(a)	a notice convening the Plan Meeting;

(b)	the Explanatory Statement relating to the Restructuring Plan, which will provide a more detailed explanation of the Restructuring Plan and the voting process;

(c)	the Restructuring Plan, which will be included as an appendix to the Explanatory Statement;

(d)	certain of the Implementation Documents including the indentures for the New Notes, which will be included as appendices to the Explanatory Statement;

(e)

a voting and proxy form which will also be included as an appendix to the Explanatory Statement (a “Plan Creditor Letter”) containing, among other things, the forms and documents that the Plan Creditors will need to (or their DTC Participant on their behalf needs to) complete in order to: (i) vote at or to appoint a proxy to attend the Plan Meeting; and (ii) participate in the New Money Offering as a New Money Participant; and

(f)	any documentation which may accompany the foregoing,

(together, the “Plan Documents”).

18.7

The Plan Documents will be made available to the Plan Creditors by the Information Agent, including via the Plan Website (the access to and registration for which is explained in paragraph 1.6(a) (Purpose of this Letter) above), copies of which will also be, to the extent necessary under SEC rules, available to you by visiting EDGAR on the SEC website at www.sec.gov. If any amendments or modifications are made to the Plan Documents, then such amended or modified documents will also be made available to Plan Creditors on the Plan Website, copies of which will also be, to the extent necessary under SEC rules, available to you by visiting EDGAR on the SEC website at www.sec.gov.

18.8

Any of the Plan Documents provided to Plan Creditors on the Plan Website can also be provided in hard copy free of charge if so requested by a Plan Creditor. Any such requests should be made to the Information Agent at the contact details set out in Section 20 (Contact Details and Further Information) below.

18.9

The Information Agent has been engaged to assist with, among other things, the distribution of Plan Documents and tabulation in respect of votes of the Plan Creditors at the Plan Meeting. The Company (or the Information Agent on their behalf) will provide any further updates on this to Plan Creditors as and when applicable.

Other Key Dates

18.10	The deadline for Plan Creditors to submit a Plan Creditor Letter (together with satisfying all necessary “know your customer” requirements) in order to:

(a)	vote in the Plan Meeting (both if intending to vote by proxy or in person);

(b)

give the necessary confirmations, including as to eligibility, in order to directly receive its Plan Consideration on the date on which the Notes Restructuring is implemented (the “Completion Date”); and/or

(c)	appoint a designated recipient to receive its Plan Consideration on the Completion Date (a “Designated Recipient”),

will be the Voting Instruction Deadline.

18.11	The entitlement of each Plan Creditor to their applicable Plan Consideration will be calculated by reference to the claims of each Plan Creditor on 27 October 2025 (the “Record Date”).

19	RETAIL ADVOCATE

19.1

The Company has appointed Jon Yorke to act as an independent representative (the “Retail Advocate”) of the Plan Creditors who are not professional or institutional investors and hold the Notes for their own personal account (the “Retail Holders”). Mr Yorke is an experienced English qualified insolvency and restructuring lawyer who has acted as the “Retail Advocate” in a number of other restructurings involving a restructuring plan pursuant to Part 26A of the Companies Act 2006 (as amended). In this matter, Mr Yorke’s role is to engage with Plan Creditors who are Retail Holders and consider their views on the Restructuring Plan and present those views to the Court at both the Convening Hearing and the Sanction Hearing.

19.2	The role of the Retail Advocate can be summarised as follows:

(a)	Stage 1: the Retail Advocate will:

(i)	review correspondence received by him or the Company from Retail Holders setting out any comments and feedback on the Restructuring Plan;

(ii)	seek to engage with Retail Holders to understand any concerns they have in relation to the Restructuring Plan;

(iii)

ahead of the Convening Hearing, prepare a report for the Court on the comments, objections and challenges of the Retail Holders, in particular in relation to: (i) the composition of the class of Plan Creditors for the purposes of voting on the Restructuring Plan; and (ii) to the extent initial feedback has been received, the fairness of the Restructuring Plan; and

(iv)	attend the Convening Hearing, represented by counsel, to answer any questions the Court might have in relation to the report or the role of the Retail Advocate.

(b)	Stage 2: following the Convening Hearing, the Retail Advocate will:

(i)	continue the engagement described in paragraphs 19.2(a)(i) and 19.2(a)(ii) (Retail Advocate) above;

(ii)	attend the Plan Meeting of the Plan Creditors;

(iii)	review the information provided to the Plan Creditors and the relevant documentation in relation to the Restructuring Plan;

(iv)	ahead of the Sanction Hearing, prepare a final report for the Court addressing all matters that may be of relevance to the Sanction Hearing; and

(v)	attend the Sanction Hearing, represented by counsel, to explain his role and the conclusions of his final report.

(c)	If a Retail Holder has any questions or objections regarding the Restructuring Plan, they are encouraged to contact the Retail Advocate, without charge, by emailing jy@fgadvocate.com.

20	CONTACT DETAILS AND FURTHER INFORMATION

If you have any questions in relation to this Letter or the Restructuring Plan, please contact the Information Agent, the Retail Advocate and/or the English legal counsel to the Company, Weil, Gotshal & Manges LLP, using the contact details below:

Epiq Corporate Restructuring, LLC, as information agent of the Company

Telephone: + 1 (646) 362-6336

Email: registration@epiqglobal.com (with the subject line to include “Fossil”)

Plan Website: https://dm.epiq11.com/fossil

Jon Yorke, as Retail Advocate

Email: jy@fgadvocate.com

Attention: Jon Yorke

Weil, Gotshal & Manges LLP, as legal counsel to the Company

110 Fetter Lane,

London EC4A 1AY

Email: fossil.restructuringplan@weil.com

Telephone: +44 20 7903 1068 and +44 20 7903 1419

Attention: Andrew Wilkinson, Gemma Sage

Yours faithfully,

/s/ Randy Greben Authorised Signatory of the Company

Fossil – Signature Page – Practice Statement Letter

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1.	Definitions

In this Letter:

“ABL Intercreditor Agreement” has the meaning given to it in paragraph 5.14(a)(v).

“ABL Priority Collateral” has the meaning given to it in the ABL Intercreditor Agreement.

“Agreed Form” means, with respect to the Plan Documents, a document which has its form and substance agreed in writing by the Company and the Supporting Holders.

“Ankura” has the meaning given to it in paragraph 7.7.

“Backstop Commitment” has the meaning given to it in paragraph 5.9.

“Backstop Premium” has the meaning given to it in paragraph 5.9.

“Backstop Provider” has the meaning given to it in paragraph 5.9.

“Cede & Co.” means Cede & Co. as nominee for DTC and as a registered holder of certain of the Notes.

“Common Stock” has the meaning given to it in paragraph 5.12.

“Company” means Fossil (UK) Global Services Ltd.

“Completion Date” has the meaning given to it in paragraph 18.10(b).

“Consent Premium” has the meaning given to it in paragraph 5.15(a)(i).

“Consent Solicitation” has the meaning given to it in paragraph 5.7.

“Consenting Noteholders” has the meaning given to it in the TSA.

“Convening Hearing” has the meaning given to it in paragraph 1.5(d).

“Court” has the meaning given to it in paragraph 1.3.

“Creditor Issues” has the meaning given to it in paragraph 16.1.

“Deed of Contribution” has the meaning given to it in paragraph 3.2.

“Designated Recipient” has the meaning given to it in paragraph 18.10(c).

“Distressed Sale Scenario” has the meaning given to it in paragraph 7.5.

“DTC” means the Depository Trust Company.

“DTC Participants” has the meaning given to it in paragraph 13.3(c), with each being a “DTC Participant”.

“Evercore” has the meaning given to it in paragraph 4.13.

“Exchange Offer” has the meaning given to it in paragraph 5.2.

“Exchange Offer Expiration Time” has the meaning given to it in paragraph 3.3.

“Exchange Transactions” has the meaning given to it in paragraph 5.2.

“Existing Shareholders” has the meaning given to it in paragraph 14.10(b).

“Exit Fee” has the meaning given to it in paragraph 5.15(b).

“Explanatory Statement” has the meaning given to it in paragraph 7.7.

“FGI” has the meaning given to it in paragraph 1.1.

“First-Out Notes” has the meaning given to it in paragraph 5.14(a)(i)(A).

“Governing Law Change” has the meaning given to it in paragraph 5.6(b).

“Group” has the meaning given to it in paragraph 3.5.

“HG Vora” has the meaning given to it in paragraph 4.13(b)(ii).

“Implementation Documents” has the meaning given to it in paragraph 9.1(e).

“Information Agent” means Epiq Corporate Restructuring, LLC as information agent for the Company.

“JPM ABL Facility” has the meaning given to it in paragraph 4.3.

“Letter” has the meaning given to it in paragraph 1.3.

“Market Testing” has the meaning given to it in paragraph 4.14.

“Minimum Tender Condition” has the meaning given to it in paragraph 3.3.

“Nantahala” has the meaning given to it in paragraph 4.13(b)(ii).

“New ABL Facility” has the meaning given to it in paragraph 3.9(a).

“New Money” has the meaning given to it in paragraph 5.9.

“New Money Offering” has the meaning given to it in paragraph 5.10.

“New Money Participant” has the meaning given to it in paragraph 5.11.

“New Money Premium” has the meaning given to it in paragraph 5.12.

“New Notes” has the meaning given to it in paragraph 5.14(a)(i).

“Noteholder” has the meaning given to it in paragraph 1.4.

“Notes” has the meaning given to it in paragraph 1.1.

“Notes Indenture” has the meaning given to it in paragraph 1.1.

“Notes Priority Collateral” has the meaning given to it in the ABL Intercreditor Agreement.

“Notes Restructuring” has the meaning given to it in paragraph 3.2.

“Notes Trustee” means the Bank of New York Mellon Trust Company, N.A. as trustee under the Notes Indenture.

“Plan Consideration” has the meaning given to it in paragraph 5.14(b)(i).

“Plan Creditor” has the meaning given to it in paragraph 1.4.

“Plan Creditor Letter” has the meaning given to it in paragraph 18.6(e).

“Plan Documents” has the meaning given to it in paragraph 18.6.

“Plan Meeting” has the meaning given to it in paragraph 1.5(d).

“Plan Website” has the meaning given to it in paragraph 1.6(a).

“Practice Statement” has the meaning given to it in paragraph 1.3.

“Pre-Funded Warrants” has the meaning given to it in paragraph 5.14(b)(ii).

“Private Exchange” has the meaning given to it in paragraph 5.2.

“Record Date” has the meaning given to it in paragraph 18.11.

“Registration Statements” means the registration statements on Form S-3 and Form S-4 filed by FGI with the SEC on 9 September 2025.

“Relevant Alternative” has the meaning given to it in paragraph 7.6.

“Relevant Alternative Report” has the meaning given to it in paragraph 7.7.

“Required Licences” has the meaning given to it in paragraph 13.9.

“Required Subscription Amount” has the meaning given to it in paragraph 5.14(a)(i)(A).

“Restructuring Plan” means the proposed restructuring plan in relation to the Company under Part 26A of the UK Companies Act 2006 (as amended).

“Retail Advocate” has the meaning given to it in paragraph 19.1.

“Retail Holders” has the meaning given to it in paragraph 19.1.

“Sanctions” has the meaning given to it in paragraph 13.8(a).

“Sanctions Disqualified Person” has the meaning given to it in paragraph 13.8(b).

“Sanction Hearing” has the meaning given to it in paragraph 18.4.

“SEC” has the meaning given to it in paragraph 1.1.

“Second-Out Notes” has the meaning given to it in paragraph 5.14(a)(i)(B).

“Supporting Holders” has the meaning given to it in paragraph 5.1, with each being a “Supporting Holder”.

“Supplemental Indenture” has the meaning given to it in paragraph 1.1.

“TSA” has the meaning given to it in paragraph 4.13(b)(iv)(B).

“Turnaround Plan” has the meaning given to it in paragraph 4.2.

“U.S. Bankruptcy Code” has the meaning given to it in paragraph 15.6.

“U.S. Chapter 15 Recognition Order” has the meaning given to it in paragraph 15.6.

“Voting Instructions Deadline” has the meaning given to it in paragraph 18.1.

“Warrants” has the meaning given to it in paragraph 5.14(b)(i).

“you” has the meaning given to it in paragraph 1.4.